UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the quarterly period ended June 30, 2019

Commission File Number: 001-35866

KNOT OFFSHORE PARTNERS LP

(Translation of registrant’s name into English)

2 Queen’s Cross,

Aberdeen, Aberdeenshire

AB15 4YB

United Kingdom

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒                    Form 40-F   ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐                     No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐                     No  ☒

KNOT OFFSHORE PARTNERS LP

REPORT ON FORM 6-K FOR THE QUARTERLY PERIOD ENDED JUNE 30, 2019

THIS REPORT ON FORM 6-K IS HEREBY INCORPORATED BY REFERENCE INTO THE FOLLOWING REGISTRATION STATEMENTS:

•                  FORM F-3 (NO. 333-218254) ORIGINALLY FILED WITH THE SECURITIES AND EXCHANGE COMMISSION (“SEC”) ON MAY 26, 2017; AND

•                  FORM F-3 (NO. 333-227942) ORIGINALLY FILED WITH THE SEC ON OCTOBER 23, 2018.

Unaudited Condensed Consolidated Statements of Operations

For the Three and Six Months Ended June 30, 2019 and 2018

(U.S. Dollars in thousands, except per unit amounts)

	Three Months Ended June 30,		Six Months Ended June 30,
	2019	2018	2019	2018
Operating revenues: (Notes 3, 4 and 13)
Time charter and bareboat revenues	$70,908	$69,221	$141,456	$136,608
Loss of hire insurance recoveries	—	450	—	450
Other income	14	94	15	750
Total revenues	70,922	69,765	141,471	137,808
Operating expenses: (Note 4 and 13)
Vessel operating expenses	15,301	13,974	29,757	27,221
Depreciation	22,429	22,332	44,860	43,906
General and administrative expenses	1,264	1,350	2,561	2,695
Total operating expenses	38,994	37,656	77,178	73,822
Operating income	31,928	32,109	64,293	63,986
Finance income (expense): (Note 13):
Interest income	233	161	471	296
Interest expense (Note 6)	(13,186)	(12,526)	(26,844)	(23,119)
Other finance expense (Note 6)	(286)	(288)	(404)	(626)
Realized and unrealized gain (loss) on derivative instruments (Note 7)	(10,318)	1,968	(16,247)	11,944
Net gain (loss) on foreign currency transactions	(192)	260	(218)	(70)
Total finance expense	(23,749)	(10,425)	(43,242)	(11,575)
Income before income taxes	8,179	21,684	21,051	52,411
Income tax (expense) (Note 9)	(3)	(3)	(6)	(6)
Net income	$8,176	$21,681	$21,045	$52,405
Series A Preferred unitholders’ interest in net income	$1,800	$1,800	$3,600	$3,600
General Partner’s interest in net income	118	367	322	901
Limited Partners’ interest in net income	6,258	19,514	17,123	47,904
Earnings per unit (Basic): (Note 15)
Common unit (basic)	$0.191	$0.597	$0.524	$1.465
General Partner unit (basic)	$0.191	$0.597	$0.524	$1.465
Earnings per unit (Diluted): (Note 15)
Common unit (diluted)	$0.191	$0.585	$0.524	$1.415
General Partner unit (diluted)	$0.191	$0.597	$0.524	$1.465

The accompanying notes are an integral part of the unaudited condensed consolidated interim financial statements.

Unaudited Condensed Consolidated Statements of Comprehensive Income

For the Three and Six Months Ended June 30, 2019 and 2018

(U.S. Dollars in thousands)

	Three Months Ended June 30,		Six Months Ended June 30,
	2019	2018	2019	2018
Net income	$8,176	$21,681	$21,045	$52,405
Other comprehensive income, net of tax	—	—	—	—
Comprehensive income	$8,176	$21,681	$21,045	$52,405

The accompanying notes are an integral part of the unaudited condensed consolidated interim financial statements.

Unaudited Condensed Consolidated Balance Sheets

As of June 30, 2019, and December 31, 2018

(U.S. Dollars in thousands)

	At June 30, 2019	At December 31, 2018
ASSETS
Current assets:
Cash and cash equivalents (Note 8)	$42,429	$41,712
Amounts due from related parties (Note 13)	1,504	1,141
Inventories	2,439	2,443
Derivative assets (Notes 7 and 8)	1,981	4,621
Other current assets	2,537	2,462
Total current assets	50,890	52,379

Long-term assets:
Vessels, net of accumulated depreciation (Note 10)	1,722,151	1,767,080
Right-of-use assets (Note 4)	2,075	—
Intangible assets, net (Note 11)	1,589	1,891
Derivative assets (Notes 7 and 8)	914	11,667
Accrued income	4,374	3,807
Total long term assets	1,731,103	1,784,445
Total assets	$1,781,993	$1,836,824

LIABILITIES AND EQUITY
Current liabilities:
Trade accounts payable (Note 13)	$2,981	$4,800
Accrued expenses	6,293	6,464
Current portion of long-term debt (Notes 8 and 12)	83,285	106,926
Current lease liabilities (Note 4)	558	—
Current portion of derivative liabilities (Notes 7 and 8)	426	1,740
Income taxes payable	18	130
Current portion of contract liabilities	1,518	1,518
Prepaid charter	6,891	5,771
Amount due to related parties (Note 13)	1,189	1,070
Total current liabilities	103,159	128,419

Long-term liabilities:
Long-term debt (Notes 8 and 12)	953,680	970,365
Lease liabilities (Note 4)	1,516	—
Derivative liabilities (Notes 7 and 8)	5,314	345
Contract liabilities	4,445	5,203
Deferred tax liabilities (Note 9)	463	453
Total long-term liabilities	965,418	976,366
Total liabilities	1,068,577	1,104,785
Commitments and contingencies (Note 14)
Series A Convertible Preferred Units	89,264	89,264
Equity:
Partners’ capital:
Common unitholders	612,965	631,244
General partner interest	11,187	11,531
Total partners’ capital	624,152	642,775
Total liabilities and equity	$1,781,993	$1,836,824

The accompanying notes are an integral part of the unaudited condensed consolidated interim financial statements.

Unaudited Condensed Consolidated Statements of Changes in Partners’ Capital

for the Three and Six Months Ended June 30, 2018 and 2019

(U.S. Dollars in thousands)

	Partners’ Capital		Accumulated Other		Series A
(U.S. Dollars in thousands)	Common Units	General Partner Units	Comprehensive Income	Total Partners’ Capital	Convertible Preferred Units
Three Months Ended June 30, 2018 and 2019
Consolidated balance at March 31, 2018	$639,156	$11,680	$—	$650,836	$89,264
Net income	19,514	367	—	19,881	1,800
Other comprehensive income	—	—	—	—	—
Cash distributions	(17,701)	(333)	—	(18,034)	(1,800)
Net proceeds from issuance of common units	—	—	—	—	—
Consolidated balance at June 30, 2018	$640,969	$11,714	$—	$652,683	$89,264

Consolidated balance at March 31, 2019	$624,408	$11,402	$—	$635,810	$89,264
Net income	6,258	118	—	6,376	1,800
Other comprehensive income	—	—	—	—	—
Cash distributions	(17,701)	(333)	—	(18,034)	(1,800)
Consolidated balance at June 30, 2019	$612,965	$11,187	$—	$624,152	$89,264

Six Months Ended June 30, 2018 and 2019
Consolidated balance at December 31, 2017	$628,471	$11,479	$—	$639,950	$89,264
Net income	47,904	901	—	48,805	3,600
Other comprehensive income	—	—	—	—	—
Cash distributions	(35,402)	(666)	—	(36,068)	(3,600)
Net proceeds from issuance of common units	(4)	—	—	(4)	—
Consolidated balance at June 30, 2018	$640,969	$11,714	$—	$652,683	$89,264

Consolidated balance at December 31, 2018	$631,244	$11,531	$—	$642,775	$89,264
Net income	17,123	322	—	17,445	3,600
Other comprehensive income	—	—	—	—	—
Cash distributions	(35,402)	(666)	—	(36,068)	(3,600)
Consolidated balance at June 30, 2019	$612,965	$11,187	$—	$624,152	$89,264

The accompanying notes are an integral part of the unaudited condensed consolidated interim financial statements.

Unaudited Condensed Consolidated Statements of Cash Flows

For the Six Months Ended June 30, 2019 and 2018

(U.S. Dollars in thousands)

	Six Months Ended June 30,
(U.S. Dollars in thousands)	2019	2018
OPERATING ACTIVITIES
Net income	$21,045	$52,405
Adjustments to reconcile net income to cash provided by operating activities:
Depreciation	44,860	43,906
Amortization of contract intangibles / liabilities	(456)	(456)
Amortization of deferred revenue	—	(743)
Amortization of deferred debt issuance cost	1,314	1,271
Drydocking expenditure	69	(3,803)
Income tax expense	6	6
Income taxes paid	(121)	(172)
Unrealized (gain) loss on derivative instruments	17,047	(11,253)
Unrealized (gain) loss on foreign currency transactions	30	(44)
Changes in operating assets and liabilities:
Decrease (increase) in amounts due from related parties	(363)	(290)
Decrease (increase) in inventories	4	4
Decrease (increase) in other current assets	(71)	3,516
Decrease (increase) in accrued revenue	(567)	(884)
Increase (decrease) in trade accounts payable	(1,843)	(1,222)
Increase (decrease) in accrued expenses	(173)	(656)
Increase (decrease) prepaid charter	1,121	449
Increase (decrease) in amounts due to related parties	119	(3,800)
Net cash provided by operating activities	82,021	78,234

INVESTING ACTIVITIES
Disposals (additions) to vessel and equipment	—	(10)
Acquisition of Anna Knutsen (net of cash acquired)	—	(15,376)
Net cash (used in) investing activities	—	(15,386)

FINANCING ACTIVITIES
Proceeds from long-term debt	—	145,500
Repayment of long-term debt	(41,661)	(146,002)
Repayment of long-term debt from related parties	—	(22,535)
Payment of debt issuance cost	21	(1,114)
Cash distributions	(39,668)	(39,668)
Net proceeds from issuance of common units	—	(4)
Net cash (used in) financing activities	(81,308)	(63,823)
Effect of exchange rate changes on cash	4	(45)

Net increase (decrease) in cash and cash equivalents	717	(1,019)
Cash and cash equivalents at the beginning of the period	41,712	46,104
Cash and cash equivalents at the end of the period	$42,429	$45,085

The accompanying notes are an integral part of the unaudited condensed consolidated interim financial statements.

Notes to Unaudited Condensed Consolidated Financial Statements

1) Description of Business

KNOT Offshore Partners LP (the “Partnership”) was formed as a limited partnership under the laws of the Republic of the Marshall Islands. The Partnership was formed for the purpose of acquiring 100% ownership interests in four shuttle tankers owned by Knutsen NYK Offshore Tankers AS (“KNOT”) in connection with the Partnership’s initial public offering of its common units (the “IPO”), which was completed on April 15, 2013.

Pursuant to the Partnership’s Amended and Restated Agreement of Limited Partnership (the “Partnership Agreement”), KNOT Offshore Partners GP LLC, a wholly owned subsidiary of KNOT, and the general partner of the Partnership (the “General Partner”), has irrevocably delegated to the Partnership’s board of directors the power to oversee and direct the operations of, manage and determine the strategies and policies of the Partnership. During the period from the Partnership’s IPO until the time of the Partnership’s first annual general meeting (“AGM”) on June 25, 2013, the General Partner retained the sole power to appoint, remove and replace all members of the Partnership’s board of directors. From the first AGM, four of the seven board members became electable by the common unitholders and accordingly, from this date, KNOT, as the owner of the General Partner, no longer retained the power to control the Partnership’s board of directors and, hence, the Partnership. As a result, the Partnership is no longer considered to be under common control with KNOT and as a consequence, the Partnership accounts for acquisitions of businesses and assets under the purchase method of accounting and not as transfers of equity interests between entities under common control. All acquisitions have been consolidated into the Partnership’s results as of the date of acquisition. Please read Note 2—Summary of Significant Accounting Policies and Note 16—Acquisitions.

As of June 30, 2019, the Partnership had a fleet of sixteen shuttle tankers, the Windsor Knutsen, the Bodil Knutsen, the Recife Knutsen, the Fortaleza Knutsen, the Carmen Knutsen, the Hilda Knutsen, the Torill Knutsen, the Dan Cisne, the Dan Sabia, the Ingrid Knutsen, the Raquel Knutsen, the Tordis Knutsen, the Vigdis Knutsen, the Lena Knutsen, the Brasil Knutsen and the Anna Knutsen, each referred to as a “Vessel” and, collectively, as the “Vessels”. The Vessels operate under fixed long-term charter contracts to charterers, with expiration dates between 2019 and 2025. Please see Note 4—Operating Leases.

The consolidated financial statements have been prepared assuming that the Partnership will continue as a going concern.

The Partnership expects that its primary future sources of funds will be available cash, cash from operations, borrowings under any new loan agreements and the proceeds of any equity financings. The Partnership believes that these sources of funds (assuming the current rates earned from existing charters) will be sufficient to cover operational cash outflows and ongoing obligations under the Partnership’s financing commitments to pay loan interest and make scheduled loan repayments and to make distributions on its outstanding units. Accordingly, as of August 28, 2019, the Partnership believes that its current resources, including the undrawn portion of its revolving credit facilities of $28.7 million, are sufficient to meet working capital requirements for its current business for at least the next twelve months.

2) Summary of Significant Accounting Policies

(a) Basis of Preparation

The accompanying unaudited condensed consolidated interim financial statements are prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”) and applicable rules and regulations of the U.S. Securities and Exchange Commission (the “SEC”) for interim financial information. In the opinion of management of the Partnership, all adjustments considered necessary for a fair presentation, which are of normal recurring nature, have been included. All intercompany balances and transactions are eliminated. The unaudited condensed consolidated financial statements do not include all the disclosures and information required for a complete set of annual financial statements; and, therefore, these unaudited condensed consolidated financial statements should be read in conjunction with the Partnership’s audited consolidated financial statements for the year ended December 31, 2018, which are included in the Partnership’s Annual Report on Form 20-F (the “2018 20-F”).

(b) Significant Accounting Policies

Except as described below under (c)  Recent Accounting Pronouncements - Adoption of new accounting standards ”, the accounting policies adopted in the preparation of the unaudited condensed consolidated interim financial statements are consistent with those followed in the preparation of the Partnership’s audited consolidated financial statements for the year ended December 31, 2018, as contained in the Partnership’s 2018 20-F.

(c) Recent Accounting Pronouncements

Adoption of new accounting standards

In February 2016, the Financial Accounting Standards Board issued Accounting Standards Update 2016-02, Leases (ASC 842), that amends the accounting guidance on leases for both lessors and lessees. On January 1, 2019, the Partnership adopted the new standard using the optional transition method to apply the new standard at the transition date of January 1, 2019 with no retrospective adjustments to prior periods. Consequently, the accounting and disclosures for the prior periods continue to be presented in accordance with the previous standard for leases.

The Partnership elected the package of practical expedients and has not reassessed whether any expired or existing contracts are, or contain leases, not reassessed lease classifications, and not reassessed initial direct costs for any existing leases. Additionally, the practical expedient of disregarding short-term leases for agreements with lease terms of 12 months or less as a lessee was adopted as an accounting policy for all underlying assets.

The Partnership’s time charter contracts include both a lease component, consisting of the lease of the vessel, and non-lease component, consisting of operation of the vessel for the customers. The Partnership has elected to use the practical expedient to not separate the non-lease component from the lease component for all such charters where the lease component is classified as an operating lease, and account for the combined components as an operating lease. Consequently, there were no changes to the timing or amount of revenue recognized, and therefore, no cumulative effect adjustment to retained earnings of initially applying the standard related to the lessor accounting. Additional qualitative and quantitative disclosures are required and have been implemented for reporting periods beginning as of January 1, 2019, while prior periods are not adjusted and continue to be reported under the previous accounting standards. See Note 4—Operating Leases. The Partnership does not have any material leased assets.

Adoption of the new standard resulted in recording a right-of-use asset and a lease liability on the consolidated balance sheet for operating leases of $2.3 million and $2.3 million, respectively, as of January 1, 2019. There was no cumulative effect adjustment to retained earnings of initially applying the standard related to the lessee accounting. As of June 30, 2019, the right-of-use asset and lease liability for operating leases was $2.1 million and $2.1 million, respectively, and are presented in separate lines on the balance sheets. See Note 4—Operating Leases.

Accounting pronouncements to be adopted

Recently issued accounting pronouncements are not expected to materially impact the Partnership.

3) Segment Information

The Partnership has not presented segment information as it considers its operations to occur in one reportable segment, the shuttle tanker market. As of June 30, 2018 and 2019, the Partnership’s fleet consisted of sixteen vessels and operated under twelve time charters and four bareboat charters. Under the time charters and bareboat charters, the charterer, not the Partnership, controls the choice of which trading areas the applicable Vessel will serve. Accordingly, the Partnership’s management, including the chief operating decision makers, does not evaluate performance according to geographical region.

The following table presents consolidated revenues and percentages of revenues for customers that accounted for more than 10% of the Partnership’s consolidated revenues during the three and six months ended June 30, 2019 and 2018. All of these customers are subsidiaries of major international oil companies.

	Three Months Ended June 30,				Six Months Ended June 30,
(U.S. Dollars in thousands)	2019		2018		2019		2018
Eni Trading and Shipping S.p.A.	$11,134	16%	$11,555	17%	$22,146	16%	$22,936	17%
Fronape International Company, a subsidiary of Petrobras Transporte S.A.	11,249	16%	11,248	16%	22,378	16%	22,378	16%
Repsol Sinopec Brasil, S.A., a subsidiary of Repsol Sinopec Brasil, B.V.	9,282	13%	9,283	13%	18,463	13%	18,222	13%
Brazil Shipping I Limited, a subsidiary of Royal Dutch Shell	20,606	29%	20,399	29%	40,889	29%	40,572	30%
Galp Sinopec Brasil Services B.V.	8,881	13%	6,438	9%	17,584	12%	12,071	9%

4) Operating Leases

Revenues

The Partnership’s primary source of revenues is chartering its shuttle tankers to its customers. The Partnership uses two types of contracts, time charter contracts and bareboat charter contracts. The Partnership’s time-charter contracts include both a lease component, consisting of the lease of the vessel, and non-lease component, consisting of operation of the vessel for the customers. The Partnership has elected to not separate the non-lease component from the lease component for all such charters, where the lease component is classified as an operating lease, and to account for the combined components as an operating lease.

The following table presents the Partnership’s revenues by lease and non-lease contracts for the three and six months ended June 30, 2019 and 2018:

	Three Months Ended June 30,		Six Months Ended June 30,
(U.S. Dollars in thousands)	2019	2018	2019	2018
Lease revenue from lease payment of operating leases	$70,908	$69,221	$141,456	$136,608
Non-lease revenues (loss of hire insurance recoveries and other income)	14	544	15	1,200
Total revenues	$70,922	$69,765	$141,471	$137,808

As a result of the revised guidance on leasing, the lessor accounting did not change. See Note 2(c)—Recent Accounting Pronouncements.

As of June 30, 2019, the minimum contractual future revenues to be received from time charters and bareboat charters during the next five years and thereafter are as follows:

(U.S. Dollars in thousands)
2019 (excluding the six months ended June 30, 2019)	$136,536
2020	240,710
2021	219,841
2022	152,078
2023	63,918
2024 and therafter	28,674
Total	$841,757

The minimum contractual future revenues should not be construed to reflect total charter hire revenues for any of the years. Minimum contractual future revenues are calculated based on certain assumptions such as operating days per year. In addition, minimum contractual future revenues presented in the table above have not been reduced by estimated off-hire time for periodic maintenance. The amounts may vary given unscheduled future events such as vessel maintenance.

The Partnership’s fleet as of June 30, 2019 consisted of:

•                  the Fortaleza Knutsen, a shuttle tanker built in 2011 that is currently operating under a bareboat charter that expires in March 2023 with Fronape International Company, a subsidiary of Petrobras Transporte S.A. (“Transpetro”);

•                  the Recife Knutsen, a shuttle tanker built in 2011 that is currently operating under a bareboat charter that expires in August 2023 with Transpetro;

•                  the Bodil Knutsen, a shuttle tanker built in 2011 that is currently operating under a time charter that expires in May 2020 with Statoil ASA (now Equinor), with options to extend until May 2024;

•                  the Windsor Knutsen, a conventional oil tanker built in 2007 and retrofitted to a shuttle tanker in 2011. The vessel operated under a time charter with Brazil Shipping I Limited, a subsidiary of Shell, until July 2014. From July 2014 until October 2015, the vessel was employed under a time charter with KNOT. Beginning in October 2015, the vessel commenced operations under a two year time charter with Brazil Shipping I Limited, with options to extend until 2023. In March 2019, the time charter contract was suspended for ten to twelve months. During the suspension period, the Windsor Knutsen is operating under a time charter contract with Knutsen Shuttle Tankers Pool AS on the same terms as the existing contract with Shell. As a result of the suspension period, Shell has options to extend the time charter until October 2024. On July 16, 2019, a subsidiary of Shell exercised its option to extend the time charter of the Windsor Knutsen by one additional year until October 2020;

•                  the Carmen Knutsen, a shuttle tanker built in 2013 that is currently operating under a time charter that expires in January 2023, with Repsol Sinopec Brasil, B.V. a subsidiary of Repsol Sinopec Brasil, S.A. (“Repsol”), with options to extend until January 2026;

•                  the Hilda Knutsen, a shuttle tanker built in 2013 that is currently operating under a time charter that expires in August 2022 with Eni Trading and Shipping S.p.A. (“ENI”), with options to extend until August 2025;

•                  the Torill Knutsen, a shuttle tanker built in 2013 that is currently operating under a time charter that expires in November 2019 with ENI, with options to extend until November 2023;

•                  the Dan Cisne, a shuttle tanker built in 2011 that is currently operating under a bareboat charter that expires in September 2023 with Transpetro;

•                  the Dan Sabia, a shuttle tanker built in 2012 that is currently operating under a bareboat charter that expires in January 2024 with Transpetro;

•                  the Ingrid Knutsen, a shuttle tanker built in 2013 that is currently operating under a time charter that expires in February 2024 with Standard Marine Tønsberg AS, a Norwegian subsidiary of ExxonMobil (“ExxonMobil”), with options to extend until February 2029;

•                  the Raquel Knutsen, a shuttle tanker built in 2015 that is currently operating under a time charter that expires in June 2025 with Repsol, with options to extend until June 2030;

•                  the Tordis Knutsen, a shuttle tanker built in 2016 that is currently operating under a time charter that expires in January 2022 with a subsidiary of Shell, with options to extend until January 2032;

•                  the Vigdis Knutsen, a shuttle tanker built in 2017 that is currently operating under a time charter that expires in the second quarter of 2022 with a subsidiary of Shell, with options to extend until the second quarter of 2032;

•                  the Lena Knutsen, a shuttle tanker built in 2017 that is currently operating under a time charter that expires in the third quarter of 2022 with a subsidiary of Shell, with options to extend until the third quarter of 2032;

•                  the Brasil Knutsen, a shuttle tanker built in 2013 that is currently operating under a time charter that expires in the third quarter of 2022 with Galp Sinopec Brazil Services B.V. (“Galp”), with options to extend until the third quarter of 2028; and

•                  the Anna Knutsen, a shuttle tanker built in 2017 that is currently operating under a time charter that expires in the second quarter of 2022 with Galp, with options to extend until the second quarter of 2028.

Lease obligations

The Partnership does not have any material leased assets but has some leased equipment on operational leases on the various ships operating on time charter contracts. Consequently, adoption of the new standard resulted in recording a right-of-use asset and a lease liability on the consolidated balance sheet for operating leases of $2.3 million as of January 1, 2019. There was no cumulative effect adjustment to retained earnings of initially applying the standard related to the lessee accounting. As of June 30, 2019, the right-of-use asset and lease liability for operating leases was $2.1 million and are presented as separate line items on the balance sheets. The operating lease cost and corresponding cash flow effect for the three and six months ended June 30, 2019 was $0.2 million and $0.3 million respectively. As of June 30, 2019, the weighted average discount rate for the operating leases was 4.8% and was determined using the expected incremental borrowing rate for a loan facility of similar term. As of June 30, 2019, the weighted average remaining lease terms are 3.5 years.

A maturity analysis of the Partnership’s lease liabilities from leased-in equipment as of June 30, 2019 is as follows:

(U.S. Dollars in thousands)
2019 (excluding the six months ended June 30, 2019)	$322
2020	644
2021	644
2022	644
Total	$2,254
Less imputed interest	180
Carrying value of operating lease liabilities	$2,074

5) Insurance Proceeds

During the fourth quarter of 2017, the Carmen Knutsen undertook her 5-year special drydocking survey. During dismantling for overhaul, a technical default with her controllable pitch propeller was found. As a result, the Vessel went to a different yard to complete the repair. Repairs were completed and the Vessel was back on hire on January 1, 2018. The additional off-hire and technical costs were subject to an insurance claim. Under its loss of hire insurance policies, the Partnership’s insurer paid the hire rate agreed in respect of the Carmen Knutsen for each day in excess of 14 deductible days while the Vessel was off-hire as a result of the repairs of the controllable pitch propeller. For the three and six months ended June 30, 2018, the Partnership recorded $0.45 million for loss of hire which were recorded as a component of total revenues since day rates are recovered under the terms of the policy.

For the year ended December 31, 2017, the Partnership recorded $2.40 million to vessel operating expense as an estimate of the cost of repairs of the controllable pitch propeller. For the six months ended June 30, 2018, an additional repair cost of $0.15 million was recorded to vessel operating expenses. As of June 30, 2018, the Partnership had received payments and recorded $2.25 million for hull and machinery repairs, resulting in a net expense of $0.30 million.

6) Other Finance Expenses

(a) Interest Expense

The following table presents a reconciliation of total interest cost and interest expense as reported in the consolidated statements of operations for the three and six months ended June 30, 2019 and 2018:

	Three Months Ended June 30,		Six Months Ended June 30,
(U.S. Dollars in thousands)	2019	2018	2019	2018
Interest expense	$12,529	$11,830	$25,530	$21,848
Amortization of debt issuance cost and fair value of debt assumed	657	696	1,314	1,271
Total interest cost	$13,186	$12,526	$26,844	$23,119

(b) Other Finance Expense

The following table presents the other finance expense for three and six months ended June 30, 2019 and 2018:

	Three Months Ended June 30,		Six Months Ended June 30,
(U.S. Dollars in thousands)	2019	2018	2019	2018
Bank fees, charges	$224	$151	$281	$241
Guarantee costs	—	140	—	282
Commitment fees	62	(3)	123	103
Total other finance expense	$286	$288	$404	$626

7) Derivative Instruments

The unaudited condensed consolidated interim financial statements include the results of interest rate swap contracts to manage the Partnership’s exposure related to changes in interest rates on its variable rate debt instruments and the results of foreign exchange forward contracts to manage its exposure related to changes in currency exchange rates on its operating expenses, mainly crew expenses, in currency other than U.S. Dollars and on its contract obligations. The Partnership does not apply hedge accounting for derivative instruments. The Partnership does not speculate using derivative instruments.

By using derivative financial instruments to economically hedge exposures to changes in interest rates, the Partnership exposes itself to credit risk and market risk. Derivative instruments that economically hedge exposures are used for risk management purposes, but these instruments are not designated as hedges for accounting purposes. Credit risk is the failure of the counterparty to perform under the terms of the derivative instrument. When the fair value of a derivative instrument is positive, the counterparty owes the Partnership, which creates credit risk for the Partnership. When the fair value of a derivative instrument is negative, the Partnership owes the counterparty, and, therefore, the Partnership is not exposed to the counterparty’s credit risk in those circumstances. The Partnership minimizes counterparty credit risk in derivative instruments by entering into transactions with major banking and financial institutions. The derivative instruments entered into by the Partnership do not contain credit risk-related contingent features. The Partnership has not entered into master netting agreements with the counterparties to its derivative financial instrument contracts.

Market risk is the adverse effect on the value of a derivative instrument that results from a change in interest rates, currency exchange rates or commodity prices. The market risk associated with interest rate contracts is managed by establishing and monitoring parameters that limit the types and degree of market risk that may be undertaken.

The Partnership assesses interest rate risk by monitoring changes in interest rate exposures that may adversely impact expected future cash flows and by evaluating economical hedging opportunities.

The Partnership has historically used variable interest rate mortgage debt to finance its vessels. The variable interest rate mortgage debt obligations expose the Partnership to variability in interest payments due to changes in interest rates. The Partnership believes that it is prudent to limit the variability of a portion of its interest payments. To meet this objective, the Partnership has entered into London Interbank Offered Rate (“LIBOR”)-based interest rate swap contracts to manage fluctuations in cash flows resulting from changes in the benchmark interest rate of LIBOR. These swaps change the variable rate cash flow exposure on the mortgage debt obligations to fixed cash flows. Under the terms of the interest rate swap contracts, the Partnership receives LIBOR-based variable interest rate payments and makes fixed interest rate payments, thereby creating the equivalent of fixed rate debt for the notional amount of its debt hedged.

As of June 30, 2019, the Partnership had entered into various interest swap agreements for a total notional amount of $571.5 million to hedge against the interest rate risks of its variable rate borrowings. Under the terms of the interest rate swap agreements, the Partnership receives interest based on three or six month LIBOR and pays a weighted average interest rate of 1.88%.

As of June 30, 2019 and December 31, 2018, the total notional amount of the Partnership’s outstanding interest rate swap contracts that were entered into in order to hedge outstanding or forecasted debt obligations were $571.5 million and $555.5 million, respectively. As of June 30, 2019 and December 31, 2018, the carrying amount of the interest rate swaps contracts was a net liability of $2.7 million and a net asset of $15.9 million, respectively. See Note 8—Fair Value Measurements.

Changes in the fair value of interest rate swap contracts are reported in realized and unrealized gain (loss) on derivative instruments in the same period in which the related interest affects earnings.

The Partnership and its subsidiaries utilize the U.S. Dollar as their functional and reporting currency, because all of their revenues and the majority of their expenditures, including the majority of their investments in vessels and their financing transactions, are denominated in U.S. Dollars. Payment obligations in currencies other than the U.S. Dollar, and in particular operating expenses in Norwegian Kroner (“NOK”), expose the Partnership to variability in currency exchange rates. The Partnership believes that it is prudent to limit the variability of a portion of its currency exchange exposure. To meet this objective, the Partnership entered into foreign exchange forward contracts to manage fluctuations in cash flows resulting from changes in the exchange rates towards the U.S. Dollar. The agreements change the variable exchange rate to fixed exchange rates at agreed dates.

As of June 30, 2019 and December 31, 2018, the total contract amount in foreign currency of the Partnership’s outstanding foreign exchange forward contracts that were entered into to economically hedge outstanding future payments in currencies other than the U.S. Dollar were NOK 169.0 million and NOK 244.2 million, respectively. As of June 30, 2019 and December 31, 2018, the carrying amount of the Partnership’s foreign exchange forward contracts was a net liability of $0.2 million and $1.7 million, respectively. See Note 8—Fair Value Measurements.

The following table presents the realized and unrealized gains and losses that are recognized in earnings as net gain (loss) on derivative instruments for the three and six months ended June 30, 2019 and 2018:

	Three Months Ended June 30,		Six Months Ended June 30,
(U.S. Dollars in thousands)	2019	2018	2019	2018
Realized gain (loss):
Interest rate swap contracts	$1,168	$57	$2,246	$(247)
Foreign exchange forward contracts	(658)	134	(1,446)	1,239
Total realized gain (loss):	510	191	800	992
Unrealized gain (loss):
Interest rate swap contracts	(11,521)	2,995	(18,619)	11,942
Foreign exchange forward contracts	693	(1,218)	1,572	(990)
Total unrealized gain (loss):	(10,828)	1,777	(17,047)	10,952
Total realized and unrealized gain (loss) on derivative instruments:	$(10,318)	$1,968	$(16,247)	$11,944

8) Fair Value Measurements

(a) Fair Value of Financial Instruments

The following table presents the carrying amounts and estimated fair values of the Partnership’s financial instruments as of June 30, 2019 and December 31, 2018. Fair value is defined as the amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.

	June 30, 2019		December 31, 2018
(U.S. Dollars in thousands)	Carrying Amount	Fair Value	Carrying Amount	Fair Value
Financial assets:
Cash and cash equivalents	$42,429	$42,429	$41,712	$41,712
Current derivative assets:
Interest rate swap contracts	1,856	1,856	4,621	4,621
Foreign exchange forward contracts	125	125	—	—
Non-current derivative assets:
Interest rate swap contracts	914	914	11,667	11,667
Financial liabilities:
Current derivative liabilities:
Interest rate swap contracts	132	132	—	—
Foreign exchange forward contracts	294	294	1,740	1,740
Non-current derivative liabilities:
Interest rate swap contracts	5,314	5,314	345	345
Long-term debt, current and non-current	1,045,686	1,045,686	1,087,347	1,087,347

The carrying amounts shown in the table above are included in the consolidated balance sheets under the indicated captions. Carrying amount of long-term debt, current and non-current, above excludes capitalized debt issuance cost of $8.7 million and $10.1 million as of June 30, 2019 and December 31, 2018, respectively. The carrying value of trade accounts receivable, trade accounts payable and receivables/payables to owners and affiliates approximate their fair value.

The fair values of the financial instruments shown in the above table as of June 30, 2019 and December 31, 2018 represent the amounts that would be received to sell those assets or that would be paid to transfer those liabilities in an orderly transaction between market participants at that date. Those fair value measurements maximize the use of observable inputs. However, in situations where there is little, if any, market activity for the asset or liability at the measurement date, the fair value measurement reflects the Partnership’s own judgment about the assumptions that market participants would use in pricing the asset or liability. Those judgments are developed by the Partnership based on the best information available in the circumstances, including expected cash flows, appropriately risk-adjusted discount rates and available observable and unobservable inputs.

The following methods and assumptions were used to estimate the fair value of each class of financial instruments:

•                  Cash and cash equivalents and restricted cash : The fair value of the Partnership’s cash balances approximates the carrying amounts due to the current nature of the amounts. As of June 30, 2019 and December 31, 2018 there is no restricted cash.

•                  Foreign exchange forward contracts : The fair value is calculated using mid-rates (excluding margins) as determined by counterparties based on available market rates as of the balance sheet date. The fair value is discounted from the value at expiration to the current value of the contracts.

•                  Interest rate swap contracts : The fair value of interest rate swap contracts is determined using an income approach using the following significant inputs: (1) the term of the swap contract (weighted average of 4.4 years and 4.9 years, as of June 30, 2019 and December 31, 2018, respectively), (2) the notional amount of the swap contract (ranging from $9.3 million to $50.0 million for the contracts as of June 30, 2019 and ranging from $10.0 million to $50.0 million for the contracts as of December 31, 2018), discount rates interpolated based on relevant LIBOR swap curves; and (3) the rate on the fixed leg of the swap contract (rates ranging from 1.38% to 2.90% as of June 30, 2019 and as of December 31, 2018).

•                  Long-term debt : With respect to long-term debt measurements, the Partnership uses market interest rates and adjusts for risks, such as its own credit risk. In determining an appropriate spread to reflect its credit standing, the Partnership considered interest rates currently offered to KNOT for similar debt instruments of comparable maturities by KNOT’s and the Partnership’s bankers as well as other banks that regularly compete to provide financing to the Partnership.

(b) Fair Value Hierarchy

The following table presents the placement in the fair value hierarchy of assets and liabilities that are measured at fair value on a recurring basis (including items that are required to be measured at fair value or for which fair value is required to be disclosed) as of June 30, 2019 and December 31, 2018:

		Fair Value Measurements at Reporting Date Using
(U.S. Dollars in thousands)	Carrying Value June 30, 2019	Quoted Price in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Financial assets:
Cash and cash equivalents	$42,429	$42,429	$—	$—
Current derivative assets:
Interest rate swap contracts	1,856	—	1,856	—
Foreign exchange forward contracts	125	—	125	—
Non-current derivative assets:
Interest rate swap contracts	914	—	914	—
Foreign exchange forward contracts	—	—	—	—
Financial liabilities:
Current derivative liabilities:
Interest rate swap contracts	132	—	132	—
Foreign exchange forward contracts	294	—	294	—
Non-current derivative liabilities:
Interest rate swap contracts	5,314	—	5,314	—
Foreign exchange forward contracts	—	—	—	—
Long-term debt, current and non-current	1,045,686	—	1,045,686	—

		Fair Value Measurements at Reporting Date Using
(U.S. Dollars in thousands)	Carrying Value December 31, 2018	Quoted Price in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Financial assets:
Cash and cash equivalents	$41,712	$41,712	$—	$—
Current derivative assets:
Interest rate swap contracts	4,621	—	4,621	—
Foreign exchange forward contracts	—	—	—	—
Non-current derivative assets:
Interest rate swap contracts	11,667	—	11,667	—
Foreign exchange forward contracts	—	—	—	—
Financial liabilities:
Current derivative liabilities:
Interest rate swap contracts	—	—	—	—
Foreign exchange forward contracts	1,740	—	1,740	—
Non-current derivative liabilities:
Interest rate swap contracts	345	—	345	—
Foreign exchange forward contracts	—	—	—	—
Long-term debt, current and non-current	1,087,347	—	1,087,347	—

The Partnership’s accounting policy is to recognize transfers between levels of the fair value hierarchy on the date of the event or change in circumstances that caused the transfer. There were no transfers into or out of Level 1, Level 2 or Level 3 as of June 30, 2019 and December 31, 2018.

9) Income Taxes

Components of Current and Deferred Tax Expense

After the reorganization of the Partnership’s predecessor’s activities into the new group structure in February 2013, all profit from continuing operations in Norway is taxable within the tonnage tax regime. The consequence of the reorganization was a one-time entrance tax into the tonnage tax regime due to the Partnership’s acquisition of the shares in the subsidiary that owns the Fortaleza Knutsen and the Recife Knutsen. Under the tonnage tax regime, the tax is based on the tonnage of the vessel and operating income is tax free. The net financial income and expense remains taxable as ordinary income tax for entities subject to the tonnage tax regime. Income taxes arising from the part of activities subject to ordinary taxation are included in income tax expense in the consolidated statements of operations.  For the portion of activities subject to the tonnage tax regime, tonnage taxes are classified as vessel operating expenses while the current and deferred taxes arising on net financial income and expense are reflected as income tax expense in the consolidated statements of operations.

The total amount of the entrance tax was estimated to be approximately $3.0 million, which was recognized in the three months ended March 31, 2013. The entrance tax is payable over several years and is calculated by multiplying the tax rate by the declining balance of the gain, which will decline by 20% each year. The amount payable will be affected by the change in tax rate which was reduced to 22% in 2019 from 23% in 2018. Approximately $0.1 million and $0.2 million of the entrance tax was paid during the first quarter of 2019 and 2018, respectively. As of June 30, 2019 and December 31, 2018, UK income tax is presented as income taxes payable, while $0.5 million is presented as non-current deferred taxes payable.

Significant components of current and deferred income tax expense attributable to income from continuing operations for the three and six months ended June 30, 2019 and 2018 were as follows:

(U.S. Dollars in	Three Months Ended June 30,		Six Months Ended June 30,
thousands)	2019	2018	2019	2018
Income before income taxes	$8,179	$21,684	$21,051	$52,411
Income tax (expense)	(3)	(3)	(6)	(6)
Effective tax rate	$0%	$0%	$0%	$0%

The Partnership records a valuation allowance for deferred tax assets when it is more likely than not that some of or all of the benefit from the deferred tax assets will not be realized. In assessing the realizability of deferred tax assets, which relates to financial loss carry forwards and other deferred tax assets within the tonnage tax regime, the Partnership considers whether it is more-likely-than-not that some portion or all of the deferred tax assets will not be realized taking into account all the positive and negative evidence available. As of June 30, 2019 and December 31, 2018 there are no deferred tax assets recognized.

10) Vessels and Equipment

As of June 30, 2019 and December 2018, Vessels with a book value of $1,722 million and $1,767 million, respectively, are pledged as security held as a guarantee for the Partnership’s long-term debt. See Note 12—Long-term debt.

(U.S. Dollars in thousands)	Vessels & equipment	Accumulated depreciation	Net Vessels
Vessels, December 31, 2017	$2,003,341	$(280,318)	$1,723,023
Additions	118,063	—	118,063
Drydock costs	14,750	—	14,750
Disposals	(5,731)	5,731	—
Depreciation for the year	—	(88,756)	(88,756)
Vessels, December 31, 2018	$2,130,423	$(363,343)	$1,767,080
Additions	—	—	—
Drydock costs	(69)	—	(69)
Disposals	—	—	—
Depreciation for the period	—	(44,860)	(44,860)
Vessels, June 30, 2019	$2,130,354	$(408,203)	$1,722,151

11) Intangible Assets

(U.S. Dollars in thousands)	Above market time charter Tordis Knutsen	Above market time charter Vigdis Knutsen	Total intangibles
Intangibles, December 31, 2017	$1,215	$1,282	$2,497
Additions	—	—	—
Amortization for the year	(304)	(302)	(606)
Intangibles, December 31, 2018	$911	$980	$1,891
Additions	—	—	—
Amortization for the period	(151)	(151)	(302)
Intangibles, June 30, 2019	$760	$829	$1,589

The intangible for the above-market value of the time charter contract associated with the Tordis Knutsen is amortized to time charter revenue on a straight line basis over the remaining term of the contract of approximately 4.8 years as of the acquisition date.

The intangible for the above-market value of the time charter contract associated with the Vigdis Knutsen is amortized to time charter revenue on a straight line basis over the remaining term of the contract of approximately 4.9 years as of the acquisition date.

12) Long-Term Debt

As of June 30, 2019 and December 31, 2018, the Partnership had the following debt amounts outstanding:

(U.S. Dollars in thousands)	Vessel	June 30, 2019	December 31, 2018
$320 million loan facility	Windsor Knutsen, Bodil Knutsen, Carmen Knutsen, Fortaleza Knutsen, Recife Knutsen, Ingrid Knutsen	$297,416	$312,472
$55 million revolving credit facility		26,279	26,279
Hilda loan facility	Hilda Knutsen	87,692	90,769
Torill loan facility	Torill Knutsen	91,667	95,000
$172.5 million loan facility	Dan Cisne, Dan Sabia	76,839	81,839
Raquel loan facility	Raquel Knutsen	60,569	63,184
Tordis loan facility	Tordis Knutsen	83,461	85,991
Vigdis loan facility	Vigdis Knutsen	84,726	87,256
Lena loan facility	Lena Knutsen	83,300	85,750
Brasil loan facility	Brasil Knutsen	60,423	63,454
Anna loan facility	Anna Knutsen	68,314	70,353
$25 million revolving credit facility		25,000	25,000
Total long-term debt		1,045,686	1,087,347
Less: current installments		85,845	109,534
Less: unamortized deferred loan issuance costs		2,560	2,608
Current portion of long-term debt		83,285	106,926
Amounts due after one year		959,841	977,813
Less: unamortized deferred loan issuance costs		6,161	7,448
Long-term debt, less current installments, and unamortized deferred loan issuance costs		$953,680	$970,365

The Partnership’s outstanding debt of $1,045.7 million as of June 30, 2019 is repayable as follows:

(U.S. Dollars in thousands)	Period repayment	Balloon repayment
Remainder of 2019	$42,873	$—
2020	85,945	—
2021	86,545	95,811
2022	71,210	236,509
2023	55,535	202,185
2024 and thereafter	15,180	153,893
Total	$357,288	$688,398

As of June 30, 2019, the interest rates on the Partnership’s loan agreements were LIBOR plus a fixed margin ranging from 1.8% to 2.4%.

On June 28, 2019, the Partnership’s subsidiary, KNOT Shuttle Tankers AS, which owns the vessel-owning entities, extended the maturity of its unsecured revolving credit facility of $25 million with NTT Finance Corporation. The facility matures in August 2021, bears interest at LIBOR plus 1.8% and has a commitment fee of 0.5% on the undrawn portion of the facility. The commercial terms of the facility are unchanged from the facility entered into in June 2017 with NTT Finance Corporation.

13) Related Party Transactions

(a) Related Parties

Net expenses (income) from related parties included in the unaudited condensed consolidated statements of operations for the three and six months ended June 30, 2019 and 2018 are as follows:

	Three Months Ended June 30,		Six Months Ended June 30,
(U.S. Dollars in thousands)	2019	2018	2019	2018
Statements of operations:
Other income:
Guarantee income from KNOT (1)	$—	$94	$—	$749
Operating expenses:
Technical and operational management fee from KNOT to Vessels (2)	1,736	1,509	3,479	3,019
General and administrative expenses:
Administration fee from KNOT Management (3)	314	449	648	812
Administration fee from KOAS (3)	174	148	345	290
Administration fee from KOAS UK (3)	30	30	60	60
Administration and management fee from KNOT (4)	42	41	85	80
Total	$2,296	$2,083	$4,617	$3,512

(U.S. Dollars in thousands)	At June 30, 2019	At December 31, 2018
Balance Sheet:
Vessels:
Drydocking supervision fee from KNOT (5)	$—	$187
Drydocking supervision fee from KOAS (5)	—	24
Total	$—	$211

(1)              Guarantee income from KNOT: Pursuant to the Omnibus Agreement, KNOT agreed to guarantee the payments of the hire rate under the initial charter of the Bodil Knutsen and Windsor Knutsen for a period of five years from the closing date of the IPO (until April 15, 2018). In October 2015, the Windsor Knutsen commenced on a new Shell time charter with a hire rate below the hire rate in the initial charter. The difference between the new hire rate and the initial rate was paid by KNOT until April 15, 2018. See Note 13(b)—Related Party Transactions—Guarantees and Indemnifications.

(2)              Technical and operational management fee from KNOT Management or KNOT Management Denmark to Vessels: KNOT Management or KNOT Management Denmark provides technical and operational management of the vessels on time charter including crewing, purchasing, maintenance and other operational service. In addition, there is also a charge for 24-hour emergency response services provided by KNOT Management for all vessels managed by KNOT Management.

(3)              Administration fee from KNOT Management, Knutsen OAS Shipping AS (“KOAS”) and Knutsen OAS (UK) Ltd. (“KOAS UK”) : Administration costs include the compensation and benefits of KNOT Management’s management and administrative staff as well as other general and administration expenses. Some benefits are also provided by KOAS and KOAS UK. Net administration costs are total administration cost plus a 5% margin, reduced for the total fees for services delivered by the administration staffs and the estimated shareholder costs for KNOT that have not been allocated. As such, the level of net administration costs as a basis for the allocation can vary from year to year based on the administration and financing services offered by KNOT to all the vessels in its fleet each year. KNOT Management also charges each subsidiary a fixed annual fee for the preparation of the statutory financial statement.

(4)              Administration and management fee from KNOT Management and KNOT Management Denmark : For bareboat charters, the shipowner is not responsible for providing crewing or other operational services and the customer is responsible for all vessel operating expenses and voyage expenses. However, each of the vessels under bareboat charters is subject to a management and administration agreement with either KNOT Management or KNOT Management Denmark, pursuant to which these companies provide general monitoring services for the vessels in exchange for an annual fee.

(5)              Drydocking supervision fee from KNOT and KOAS : KNOT and KOAS provide supervision and hire out service personnel during drydocking of the vessels. The fee is calculated as a daily fixed fee.

(b) Guarantees and Indemnifications

Pursuant to the Omnibus Agreement, KNOT agreed to guarantee the payments of the hire rate under the initial charters of each of the Windsor Knutsen and the Bodil Knutsen for a period of five years from the closing date of the IPO (until April 15, 2018).

In April 2014, the Partnership was notified that Shell would not exercise its option to extend the Windsor Knutsen time charter after the expiration of its initial term. The vessel was re-delivered on July 28, 2014. In order to comply with its obligations under the Omnibus Agreement, on July 29, 2014, KNOT and the Partnership entered into a time charter for the vessel at a rate of hire that would have been in effect during the option period under the previous Shell time charter. This charter was effective until the new Shell time charter commenced in October 2015. The new Shell charter has a hire rate that is lower than the hire rate in the initial charter. The difference between the new hire rate and the initial rate was paid by KNOT until April 15, 2018.

Under the Omnibus Agreement, KNOT agreed to indemnify the Partnership until April 15, 2018 (or for a period of at least three years after the purchase of the Hilda Knutsen , the Torill Knutsen , the Ingrid Knutsen and the Raquel Knutsen , as applicable), against certain environmental and toxic tort liabilities with respect to certain assets that KNOT contributed or sold to the Partnership to the extent arising prior to the time they were contributed or sold. However, claims are subject to a deductible of $0.5 million and an aggregate cap of $5 million.

(c) Transactions with Management and Directors

See the footnotes to Note 13(a)—Related Party Transactions for a discussion of the allocation principles for KNOT’s administrative costs, including management and administrative staff, included in the consolidated statements of operations.

(d) Amounts Due from (to) Related Parties

Balances with related parties consisted of the following:

(U.S. Dollars in thousands)	At June 30, 2019	At December 31, 2018
Balance Sheet:
Trading balances due from KOAS	$578	$466
Trading balances due from KNOT and affiliates	926	675
Amount due from related parties	$1,504	$1,141
Trading balances due to KOAS	$688	$629
Trading balances due to KNOT and affiliates	501	441
Amount due to related parties	$1,189	$1,070

Amounts due from (to) related parties are unsecured and intended to be settled in the ordinary course of business. The majority of these related party transactions relate to vessel management and other fees due to KNOT, KNOT Management, KOAS UK and KOAS.

(e) Trade accounts payable

Trade accounts payable to related parties are included in total trade accounts payable in the balance sheet. The balances to related parties consisted of the following:

(U.S. Dollars in thousands)	At June 30, 2019	At December 31, 2018
Balance Sheet:
Trading balances due to KOAS	$552	$381
Trading balances due to KNOT and affiliates	382	411
Trade accounts payable to related parties	$934	$792

(f) Acquisitions from KNOT

On March 1, 2018, the Partnership acquired KNOT’s 100% interest in KNOT Shuttle Tankers 30 AS (“KNOT 30”), the company that owns and operates the Anna Knutsen. This acquisition was accounted for as an acquisition of assets.

The board of directors of the Partnership (the “Board”) and the conflicts committee of the Board (the “Conflicts Committee”) approved the purchase price for the transaction described above. The Conflicts Committee retained a financial advisor to assist with its evaluation of the transaction. See Note 16—Acquisitions.

14) Commitments and Contingencies

Assets Pledged

As of June 30, 2019 and December 31, 2018, Vessels with a book value of $1,722 million and $1,767 million, respectively, were pledged as security held as guarantee for the Partnership’s long-term debt and interest rate swap obligations. See Note 7—Derivative Instruments and Note 12—Long-Term Debt.

Claims and Legal Proceedings

From time to time, the Partnership is involved in various claims and legal actions arising in the ordinary course of business. In the opinion of management, the ultimate disposition of these matters will not have a material adverse effect on the consolidated financial position, results of operations or cash flows.

Insurance

The Partnership maintains insurance on all the Vessels to insure against marine and war risks, which include damage to or total loss of the Vessels, subject to deductible amounts that average $0.15 million per Vessel, and loss of hire.

Under the loss of hire policies, the insurer will pay a compensation for the lost hire rate agreed in respect of each Vessel for each day, in excess of 14 deductible days, for the time that the Vessel is out of service as a result of damage, for a maximum of 180 days. In addition, the Partnership maintains protection and indemnity insurance, which covers third-party legal liabilities arising in connection with the Vessels’ activities, including, among other things, the injury or death of third-party persons, loss or damage to cargo, claims arising from collisions with other vessels and other damage to other third-party property, including pollution arising from oil or other substances. This insurance is unlimited, except for pollution, which is limited to $1 billion per vessel per incident. The protection and indemnity insurance is maintained through a protection and indemnity association, and as a member of the association, the Partnership may be required to pay amounts above budgeted premiums if the member claims exceed association reserves, subject to certain reinsured amounts. If the Partnership experiences multiple claims each with individual deductibles, losses due to risks that are not insured or claims for insured risks that are not paid, it could have a material adverse effect on the Partnership’s results of operations and financial condition.

Carmen Knutsen

During the fourth quarter of 2017, the Carmen Knutsen undertook her 5-year special drydocking survey. During dismantling for overhaul, a technical default with her controllable pitch propeller was found. As a result, the Vessel went to a different yard to complete the repair. Repairs were completed and the Vessel was back on hire on January 1, 2018. The additional off-hire and technical costs were subject to an insurance claim. Under its loss of hire insurance policies, the Partnership’s insurer paid the hire rate agreed in respect of the Carmen Knutsen for each day in excess of 14 deductible days while the Vessel was off-hire as a result of the repairs of the controllable pitch propeller. For the three and six months ended June 30, 2018, the Partnership recorded $0.45 million for loss of hire which were recorded as a component of total revenues since day rates are recovered under the terms of the policy.

For the year ended December 31, 2017, the Partnership recorded $2.40 million to vessel operating expense as an estimate of the cost of repairs of the controllable pitch propeller. For the six months ended June 30, 2018, an additional repair cost of $0.15 million was recorded to vessel operating expenses. As of June 30, 2018, the Partnership had received payments and recorded $2.25 million for hull and machinery repairs, resulting in a net expense of $0.30 million. See Note 5—Insurance Proceeds.

15) Earnings per Unit and Cash Distributions

The calculations of basic and diluted earnings per unit (1) are presented below:

(U.S. Dollars in thousands, except per unit	Three Months Ended June 30,		Six Months Ended June 30,
data)	2019	2018	2019	2018
Net income	$8,176	$21,681	$21,045	$52,405
Less: Series A Preferred unitholders’ interest in net income	1,800	1,800	3,600	3,600
Net income attributable to the unitholders of KNOT Offshore Partners LP	6,376	19,881	17,445	48,805
Less: Distributions (2)	18,034	18,034	36,068	36,068
Under (over) distributed earnings	(11,658)	1,847	(18,623)	12,737
Under (over) distributed earnings attributable to:
Common unitholders (3)	(11,442)	1,813	(18,279)	12,502
General Partner	(215)	34	(344)	235
Weighted average units outstanding (basic) (in thousands):
Common unitholders	32,694	32,694	32,694	32,694
General Partner	615	615	615	615
Weighted average units outstanding (diluted) (in thousands):
Common unitholders (4)	32,694	36,355	32,694	36,360
General Partner	615	615	615	615
Earnings per unit (basic)
Common unitholders	$0.191	$0.597	$0.524	$1.465
General Partner	0.191	0.597	0.524	1.465
Earnings per unit (diluted):
Common unitholders (4)	$0.191	$0.585	$0.524	$1.415
General Partner	0.191	0.597	0.524	1.465
Cash distributions declared and paid in the period per unit (5)	0.520	0.520	1.040	1.040
Subsequent event: Cash distributions declared and paid per unit relating to the period (6)	0.520	0.520	1.040	1.040

(1)            Earnings per unit have been calculated in accordance with the cash distribution provisions set forth in the Partnership Agreement.

(2)            This refers to distributions made or to be made in relation to the period irrespective of the declaration and payment dates and based on the number of units outstanding at the record date. This includes cash distributions to the IDR holder (KNOT) for the three months ended June 30, 2019 and 2018 of $0.7 million and for the six months ended June 30, 2019 and 2018 of $1.4 million.

(3)            This includes the net income attributable to the IDR holder. The net income attributable to IDRs for the three months ended June 30, 2019 and 2018 was $0.7 million and for the six months ended June 30, 2019 and 2018 was $1.4.

(4)            Diluted weighted average units outstanding and earnings per unit diluted for the three and six months ended June 30, 2019 does not reflect any potential common shares relating to the convertible preferred units since the assumed issuance of any additional shares would be anti-dilutive.

(5)            Refers to cash distributions declared and paid during the period.

(6)            Refers to cash distributions declared and paid subsequent to the period end.

As of June 30, 2019, 73.5% of the Partnership’s total number of common units outstanding representing limited partner interests were held by the public (in the form of 24,036,226 common units) and 26.2% of such units were held directly by KNOT (in the form of 8,567,500 common units). In addition, KNOT, through its ownership of the General Partner, held a 1.85% general partner interest (in the form of 615,117 general partner units) and a 0.3% limited partner interest (in the form of 90,368 common units).

Earnings per unit — basic is determined by dividing net income, after deducting the amount of net income attributable to the Series A Preferred Units and the distribution paid or to be made in relation to the period, by the weighted-average number of units outstanding during the applicable period.

The computation of limited partners’ interest in net income per common unit — diluted assumes the issuance of common units for all potentially dilutive securities consisting of 3,750,000 Series A Preferred Units. Consequently, the net income attributable to limited partners’ interest is exclusive of any distributions on the Series A Preferred Units. In addition, the weighted average number of common units outstanding has been increased assuming the Series A Preferred Units have been converted to common units using the if-converted method. The computation of limited partners’ interest in net income per common unit — diluted does not assume the issuance of Series A Preferred Units if the effect would be anti-dilutive.

The General Partner’s and common unitholders’ interest in net income was calculated as if all net income was distributed according to the terms of the Partnership Agreement, regardless of whether those earnings would or could be distributed. The Partnership Agreement does not provide for the distribution of net income. Rather, it provides for the distribution of available cash, which is a contractually defined term that generally means all cash on hand at the end of each quarter less the amount of cash reserves established by the Board to provide for the proper conduct of the Partnership’s business, including reserves for maintenance and replacement capital expenditures, anticipated credit needs and capital requirements and any accumulated distributions on, or redemptions of, the Series A Preferred Units. In addition, KNOT, as the initial holder of all IDRs, has the right, at the time when it has received incentive distributions at the highest level to which it is entitled (48.0% for each of the prior four consecutive fiscal quarters), to reset the initial cash target distribution levels at higher levels based on the distribution at the time of the exercise of the reset election. Unlike available cash, net income is affected by non-cash items, such as depreciation and amortization, unrealized gains and losses on derivative instruments and unrealized foreign currency gains and losses.

16) Acquisitions

In March 2018, the Partnership acquired from KNOT equity interests in the subsidiary which own and operate the Anna Knutsen.

The Board and the Conflicts Committee approved the purchase price for the transaction. The Conflicts Committee retained a financial advisor to assist with its evaluation of the transaction. The details of the transaction are as follows:

(U.S. Dollars in thousands)	Final Anna Knutsen March 1, 2018
Purchase consideration (1)	$19,913
Less: Fair value of net assets acquired:
Vessels and equipment (2)	120,274
Cash	4,537
Inventories	257
Derivative assets	1,839
Others current assets	111
Amounts due from related parties	520
Long-term debt	(84,217)
Long-term debt from related parties	(22,535)
Deferred debt issuance	1,228
Trade accounts payable	(971)
Accrued expenses	(1,013)
Amounts due to related parties	(117)
Subtotal	19,913
Difference between the purchase price and fair value of net assets acquired	$—

(1) The purchase price is comprised of the following:

(U.S. Dollars in thousands)	Final AnnaKnutsen March 1, 2018
Cash consideration paid to KNOT (from KNOT)	$14,637
Purchase price adjustments	5,276
Purchase price	$19,913

(2)                   Vessel and equipment includes allocation to drydocking of $2,329.

Anna Knutsen

On March 1, 2018, the Partnership’s wholly owned subsidiary, KNOT Shuttle Tankers AS, acquired KNOT’s 100% interest in KNOT 30, the company that owns and operates the Anna Knutsen. The purchase price for the vessel was $120.0 million, less $106.8 million of outstanding indebtedness, plus approximately $1.4 million for certain capitalized fees related to the financing of the vessel and plus other purchase price adjustments of $5.3 million.

Following of adoption of ASU 2017-01, Business Combinations: Clarifying the Definition of a Business, the Partnership accounted for this acquisition as an acquisition of an asset. The cost of the group of assets acquired in the asset acquisition has been allocated to the individual assets acquired or liabilities assumed based on their relative fair values.

17) Subsequent Events

The Partnership has evaluated subsequent events from the balance sheet date through August 29, 2019, the date at which the unaudited condensed consolidated interim financial statements were available to be issued, and determined that there are no other items to disclose, except as follows:

On July 16, 2019, a subsidiary of Shell exercised its option to extend the time charter of the vessel Windsor Knutsen by one additional year until October 2020.

On August 14, 2019, the Partnership paid a quarterly cash distribution of $0.52 per common unit with respect to the quarter ended June 30, 2019 to all common unitholders of record on July 26, 2019. On August 14, 2019, the Partnership paid a cash distribution to holders of Series A Preferred Units with respect to the quarter ended June 30, 2019 in an aggregate amount equal to $1.8 million.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF

FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Unless the context otherwise requires, references in this report to the “Partnership,” “we,” “our,” “us” or like terms, refer to KNOT Offshore Partners LP and its subsidiaries. Those statements in this section that are not historical in nature should be deemed forward-looking statements that are inherently uncertain. See “Forward-Looking Statements” for a discussion of the factors that could cause actual results to differ materially from those projected in these statements.

This section should be read in conjunction with our unaudited condensed consolidated financial statements for the interim periods presented elsewhere in this report, as well as our historical consolidated financial statements and notes thereto included in our Annual Report on Form 20-F for the year ended December 31, 2018 (the “2018 20-F”). Under our Partnership Agreement, KNOT Offshore Partners GP LLC, the general partner of the Partnership (the “General Partner”), has irrevocably delegated to the Partnership’s board of directors the power to oversee and direct the operations of, and to manage and determine the strategies and policies of, the Partnership. During the period from the Partnership’s initial public offering (“IPO”) in April 2013 until the time of the Partnership’s first annual general meeting (“AGM”) on June 25, 2013, the General Partner retained the sole power to appoint, remove and replace all members of the Partnership’s board of directors. From the first AGM, four of the seven board members became electable by the common unitholders and accordingly, from this date, the General Partner no longer retained the power to control the Partnership’s board of directors and, hence, the Partnership. As a result, the Partnership is no longer considered to be under common control with Knutsen NYK Offshore Tankers AS (“KNOT”) and as a consequence, the Partnership no longer accounts for any vessel acquisitions from KNOT as transfer of a business between entities under common control.

General

We are a limited partnership formed to own, operate and acquire shuttle tankers under long-term charters, which we define as charters of five years or more. Our fleet of shuttle tankers has been contributed to us by KNOT or purchased by us from KNOT. KNOT is jointly owned by TS Shipping Invest AS (“TSSI”) and Nippon Yusen Kaisha (“NYK”). TSSI is controlled by our Chairman and is a private Norwegian company with ownership interests in shuttle tankers, LNG tankers and product/chemical tankers. NYK is a Japanese public company with a fleet of approximately 700 vessels, including bulk carriers, containerships, tankers and specialized vessels.

As of June 30, 2019, we had a modern fleet of sixteen shuttle tankers that operate under charters with major oil and gas companies engaged in offshore production. Our primary business objective is to increase quarterly distributions per unit over time by growing our business through accretive acquisitions of shuttle tankers and by chartering our vessels pursuant to long-term charters with high quality customers that generate long-term stable cash flows. Pursuant to the Omnibus Agreement we have entered into with KNOT in connection with the IPO (the “Omnibus Agreement”), we have the right to purchase from KNOT any shuttle tankers operating under charters of five or more years. This right will continue throughout the entire term of the Omnibus Agreement.

Recent Developments

Cash Distributions

On May 15, 2019, the Partnership paid a cash distribution of $0.52 per common unit with respect to the quarter ended March 31, 2019 to all common unitholders of record on May 2, 2019. On May 15, 2019, the Partnership also paid a cash distribution to the Series A Preferred unitholders with respect to the quarter ended March 31, 2019 in an aggregate amount equal to $1.8 million.

On August 14, 2019, the Partnership paid a quarterly cash distribution of $0.52 per common unit with respect to the quarter ended June 30, 2019 to all common unitholders of record on July 26, 2019. On August 14, 2019, the Partnership paid a cash distribution to holders of Series A Preferred Units with respect to the quarter ended June 30, 2019 in an aggregate amount equal to $1.8 million.

Revolving Credit Facility

On June 28, 2019, the Partnership extended the maturity of its unsecured revolving credit facility of $25 million with NTT Finance Corporation. The facility matures in August 2021, bears interest at LIBOR plus 1.8% and has a commitment fee of 0.5% on the undrawn portion of the facility. The commercial terms of the facility are unchanged from the facility entered into in June 2017 with NTT Finance Corporation.

Extension of Windsor Knutsen Charter

On December 17, 2018, the Partnership’s subsidiary that owns the Windsor Knutsen and Royal Dutch Shell (“Shell”) agreed to suspend the vessel’s time charter contract.  The suspension period commenced March 4, 2019 and will last between a minimum period of 10 months and a maximum period of 12 months.  During the suspension period, the Windsor Knutsen has been operating under a time charter contract with Knutsen Shuttle Tankers Pool AS, on the same terms as the existing time charter contract with Shell.

On July 16, 2019, a subsidiary of Shell exercised its option to extend the time charter of the vessel Windsor Knutsen by one additional year until October 2020.  Following the extension, Shell has four remaining one-year options to extend the time charter until October 2024.

Partnership Matters

On August 28, 2019, the Partnership convened its 2019 annual meeting of limited partners.  However, due to lack of quorum, the meeting was adjourned until Friday, September 13, 2019 at 12.00 noon (UK time) at 1 Elmfield Park, Bromley BR1 1LU, United Kingdom.  No changes have been made in the proposal to be voted on by unitholders at the annual meeting. The Partnership’s proxy statement and any other materials filed by the Partnership with the SEC remain unchanged.

Results of Operations

Three Months Ended June 30, 2019 Compared with the Three Months Ended June 30, 2018

	Three Months Ended June 30,
(U.S. Dollars in thousands)	2019	2018	Change	% Change
Time charter and bareboat revenues	$70,908	$69,221	$1,687	2%
Loss of hire insurance recoveries	—	450	(450)	-100%
Other income	14	94	(80)	-85%
Vessel operating expenses	15,301	13,974	1,327	9%
Depreciation	22,429	22,332	97	0%
General and administrative expenses	1,264	1,350	(86)	-6%
Interest income	233	161	72	45%
Interest expense	(13,186)	(12,526)	(660)	5%
Other finance expense	(286)	(288)	2	-1%
Realized and unrealized gain (loss) on derivative instruments	(10,318)	1,968	(12,286)	-624%
Net gain (loss) on foreign currency transactions	(192)	260	(452)	-174%
Income tax (expense)	(3)	(3)	—	0%
Net income	8,176	21,681	(13,505)	-62%

Time Charter and Bareboat Revenues: Time charter and bareboat revenues increased by $1.7 million to $70.9 million for the three months ended June 30, 2019 compared to $69.2 million for the three months ended June 30, 2018. The increase was mainly due to receipt of the full earnings from the Brasil Knutsen in the first quarter of 2019 after its scheduled first special survey drydocking in the second quarter of 2018. This was partly offset by reduced earnings from the Bodil Knutsen due to its reduced daily rate from May 2019, when the vessel began operating under its new time charter option.

Loss of hire insurance recoveries: Loss of hire insurance recoveries for the three months ended June 30, 2019 were $nil million compared to $0.5 million for the three months ended June 30, 2018. The recoveries were related to a technical default with Carmen Knutsen’s controllable pitch propeller which was found when the vessel undertook her 5-years special survey drydocking during the fourth quarter of 2017. As a result, the vessel went to a different yard to complete the repair. Repairs were completed, and the vessel was back on hire on January 1, 2018. Under our loss of hire polices, our insurer paid us the hire rate under the time charter in respect of the vessel for each day, in excess of 14 deductible days, for the time that the vessel was of service as a result of the damage.

Other income: Other income for the three months ended June 30, 2019 was $nil million compared to $0.1 million for the three months ended June 30, 2018. The decrease mainly relates to the KNOT guarantee income regarding the Windsor Knutsen, which expired April 15, 2018.

Vessel operating expenses: Vessel operating expenses for the three months ended June 30, 2019 were $15.3 million, an increase of $1.3 million from $14.0 million in the three months ended June 30, 2018. The increase is mainly attributable to insurance recoveries received in the three months ended June 30, 2018 in connection with the propeller repairs of the Carmen Knutsen. The increase was partially offset by reduced operating expenses for the Brasil Knutsen in the second quarter of 2019 compared to the second quarter of 2018 when the vessel had a scheduled drydocking and incurred $0.8 million of expenses for bunkers consumption.

Depreciation: Depreciation expense for the three months ended June 30, 2019 was $22.4 million, an increase of $0.1 million from $22.3 million in the three months ended June 30, 2018.

General and administrative expenses: General and administrative expenses for the three months ended June 30, 2019 were $1.3 million, compared to $1.4 million for the same period in 2018.

Interest income: Interest income for the three months ended June 30, 2019 was $0.2 million which is unchanged from the three months ended June 30, 2018.

Interest expense: Interest expense for the three months ended June 30, 2019 was $13.2 million, an increase of $0.7 million from $12.5 million for the three months ended June 30, 2018. The increase was mainly due to higher LIBOR during the three months ended June 30, 2019 compared to the three months ended June 30, 2018.

Other finance expense: Other finance expense was $0.3 million for the three months ended June 30, 2019 and 2018. Other finance expense is primarily related to bank fees and guarantee commissions.

Realized and unrealized gain (loss) on derivative instruments: Realized and unrealized loss on derivative instruments for the three months ended June 30, 2019 was $10.3 million, compared to a gain of $2.0 million for the three months ended June 30, 2018, as set forth in the table below:

	Three Months Ended June 30,
(U.S. Dollars in thousands)	2019	2018
Realized gain (loss):
Interest rate swap contracts	$1,168	$57
Foreign exchange forward contracts	(658)	134
Total realized gain (loss):	510	191
Unrealized gain (loss):
Interest rate swap contracts	(11,521)	2,995
Foreign exchange forward contracts	693	(1,218)
Total unrealized gain (loss):	(10,828)	1,777
Total realized and unrealized gain (loss) on derivative instruments:	$(10,318)	$1,968

As of June 30, 2019, the total notional amount of the Partnership’s outstanding interest rate swap contracts that were entered into in order to hedge outstanding or forecasted debt obligations was $571.5 million and the Partnership had entered into foreign exchange forward contracts, selling a total notional amount of $20.0 million against the Norwegian Kroner (“NOK”) at an average exchange rate of NOK 8.45 per 1.0 U.S. Dollar, which are economic hedges for certain vessel operating expenses and general expenses in NOK. Of the unrealized loss for the three months ended June 30, 2019, $11.5 million is related to mark-to-market losses on interest rate swaps and an unrealized gain of $0.7 million is related to foreign exchange contracts. The unrealized losses in the three months ended June 30, 2019 were as a result of an decrease in the US swap interest rate.

Net loss on foreign currency transactions: Net loss on foreign currency transactions for the three months ended June 30, 2019 was $0.2 million compared to a gain of $0.3 million for the three months ended June 30, 2018.

Income tax (expense): Income tax expense for the three months ended June 30, 2019 and 2018 remained consistent at $3,000.

Net income: As a result of the foregoing, we earned net income of $8.2 million for the three months ended June 30, 2019 compared to net income of $21.7 million for the three months ended June 30,2018.

Six Months Ended June 30, 2019 Compared with the Six Months Ended June 30, 2018

	Six Months Ended June 30,
(U.S. Dollars in thousands)	2019	2018	Change	% Change
Time charter and bareboat revenues	$141,456	$136,608	$4,848	4%
Loss of hire insurance recoveries	—	450	(450)	-100%
Other income	15	750	(735)	-98%
Vessel operating expenses	29,757	27,221	2,536	9%
Depreciation	44,860	43,906	954	2%
General and administrative expenses	2,561	2,695	(134)	-5%
Interest income	471	296	175	59%
Interest expense	(26,844)	(23,119)	3,725	16%
Other finance expense	(404)	(626)	(222)	-35%
Realized and unrealized gain (loss) on derivative instruments	(16,247)	11,944	28,191	-236%
Net gain (loss) on foreign currency transactions	(218)	(70)	148	211%
Income tax (expense)	(6)	(6)	—	0%
Net income	21,045	52,405	(31,360)	-60%

Time Charter and Bareboat Revenues: Time charter and bareboat revenues increased by $4.8 million to $141.5 million for the six months ended June 30, 2019 compared to $136.6 million for the six months ended June 30, 2018. This was principally due to (i) increased revenues from the Anna Knutsen being included in the results of operations from March 1, 2018, (ii) receipt of the full earnings from the Brasil Knutsen during the six months ended June 30, 2019 compared to reduced earnings due to planned drydocking in the six months ended June 30, 2018.

Loss of hire insurance recoveries: Loss of hire insurance recoveries for the six months ended June 30, 2019 were $nil million compared to $0.5 million for the six months ended June 30, 2018. The loss of hire insurance recoveries in the six months ended June 30, 2018 were related to a technical default with Carmen Knutsen’s controllable pitch propeller.

Other income: Other income for the six months ended June 30, 2019 was $15,000 compared to $0.8 million for the six months ended June 30, 2018. The decrease was primarily due to guarantee income from KNOT related to the Windsor Knutsen, which ended in April 2018.

Vessel operating expenses: Vessel operating expenses for the six months ended June 30, 2019 were $29.8 million, an increase of $2.5 million from $27.2 million in the six months ended June 30, 2018. The increase was primarily due to (i) an increase of $0.9 million from the Anna Knutsen being included in the results of operations from March 1, 2018 and (ii) $2.3 million insurance recoveries received in connection with the propeller repairs of the Carmen Knutsen in the six months ended June 30, 2018. The increase was partially offset by reduced operating expenses for the Brasil Knutsen in the six months ended June 30, 2019 compared to the six months ended June 30, 2018 when the vessel had a scheduled drydocking and incurred $0.8 million related to bunkers consumption.

Depreciation: Depreciation expense for the six months ended June 30, 2019 was $44.9 million, an increase of $1.0 million from $43.9 million in the six months ended June 30, 2018. This increase was mainly due to the Anna Knutsen being included in the results of operations from March 1, 2018 and increased depreciation for the Ingrid Knutsen related to drydock additions.

General and administrative expenses: General and administrative expenses for the six months ended June 30, 2019 were $2.6 million, compared to $2.7 million for the six months ended June 30, 2018.

Interest income: Interest income for the six months ended June 30, 2019 was $0.5 million, compared to $0.3 million for the six months ended June 30, 2018.

Interest expense: Interest expense for the six months ended June 30, 2019 was $26.8 million, an increase of $3.7 million from $23.1 million in the six months ended June 30, 2018. The increase was mainly due to additional debt incurred in connection with the acquisition of the Anna Knutsen, higher LIBOR rate on average and increased leverage for the entire fleet.

Other finance expense: Other finance expense was $0.4 million for the six months ended June 30, 2019 compared to $0.6 million for the six months ended June 30, 2018. Other finance expense is primarily related to bank fees and guarantee commissions.

Realized and unrealized gain (loss) on derivative instruments: Realized and unrealized loss on derivative instruments for the six months ended June 30, 2019 was $16.2 million, compared to a gain of $11.9 million for the six months ended June 30, 2018 as set forth in the table below:

	Six Months Ended June 30,
(U.S. Dollars in thousands)	2019	2018
Realized gain (loss):
Interest rate swap contracts	$2,246	$(247)
Foreign exchange forward contracts	(1,446)	1,239
Total realized gain (loss):	800	992
Unrealized gain (loss):
Interest rate swap contracts	(18,619)	11,942
Foreign exchange forward contracts	1,572	(990)
Total unrealized gain (loss):	(17,047)	10,952
Total realized and unrealized gain (loss) on derivative instruments:	$(16,247)	$11,944

The decrease in net realized and unrealized gain on derivative instruments was mainly due to a decrease in the US swap interest rate.

Net loss on foreign currency transactions: Net loss on foreign currency transactions for the six months ended June 30, 2019 was $0.2 million, compared to $0.1 million loss for the six months ended June 30, 2018.

Income tax (expense): Income tax expense for the six months ended June 30, 2019 and 2018 was $6,000.

Net income: As a result of the foregoing, we earned net income of $21.0 million for the six months ended June 30, 2019 compared to net income of $52.4 million for the six months ended June 30, 2018.

Liquidity and Capital Resources

Liquidity and Cash Needs

We operate in a capital-intensive industry, and we expect to finance the purchase of additional vessels and other capital expenditures through a combination of borrowings from commercial banks, cash generated from operations and debt and equity financings. In addition to paying distributions, our other liquidity requirements relate to servicing our debt, funding investments (including the equity portion of investments in vessels), funding working capital and maintaining cash reserves against fluctuations in operating cash flows. We believe our current resources are sufficient to meet our working capital requirements for our current business. Generally, our long-term sources of funds are cash from operations, long-term bank borrowings and other debt and equity financings. Because we distribute our available cash, we expect to rely upon external financing sources, including bank borrowings and the issuance of debt and equity securities, to fund acquisitions and other expansion capital expenditures.

Our funding and treasury activities are intended to maximize investment returns while maintaining appropriate liquidity. Cash and cash equivalents are held primarily in U.S. Dollars with some balances held in NOK, British Pounds and Euros. We have not made use of derivative instruments other than for interest rate and currency risk management purposes. We expect to continue to economically hedge our exposure to interest rate fluctuations in the future by entering into interest rate swap contracts.

We estimate that we will spend in total approximately $42.6 million for drydocking and classification surveys for the twelve vessels under time charters in our fleet as of June 30, 2019 between 2019 and 2023. As our fleet matures and expands, our drydocking expenses will likely increase. Ongoing costs for compliance with environmental regulations are primarily included as part of our drydocking and society classification survey costs or are a component of our vessel operating expenses. We are not aware of any regulatory changes or environmental liabilities that we anticipate will have a material impact on our current or future operations. There will be further costs related to voyages to and from the drydocking yard that will depend on the distance from the vessel’s ordinary trading area to the drydocking yard.

On June 28, 2019, the Partnership extended the maturity of its unsecured revolving credit facility of $25 million with NTT Finance Corporation. The facility matures in August 2021, bears interest at LIBOR plus 1.8% and has a commitment fee of 0.5% on the undrawn portion of the facility.  The commercial terms of the facility are unchanged from the facility entered into in June 2017 with NTT Finance Corporation.

As of June 30, 2019, the Partnership had available liquidity of $71.1 million, which consisted of cash and cash equivalents of $42.4 million and undrawn capacity under the $55 million revolving credit facility of $28.7 million.

The consolidated financial statements have been prepared assuming that the Partnership will continue as a going concern. As of June 30, 2019, the Partnership’s net current liabilities were $52.3 million. Included in current liabilities are $83.3 million short term loan obligations that mature before June 30, 2020 and are therefore, presented as current debt.

The Partnership expects that its primary future sources of funds will be available cash, cash from operations, borrowings under any new loan agreements and the proceeds of any equity financings. The Partnership believes that these sources of funds (assuming the current rates earned from existing charters) will be sufficient to cover operational cash outflows and ongoing obligations under the Partnership’s financing commitments to pay loan interest and make scheduled loan repayments and to make distributions on its outstanding units. Accordingly, the Partnership believes that its current resources, including amounts available to be drawn under the revolving credit facilities of $28.7 million, are sufficient to meet working capital requirements for its current business for at least the next twelve months.

The following table summarizes our net cash flows from operating, investing and financing activities and our cash and cash equivalents for the periods presented:

Six Months Ended June 30, 2019 Compared with the Six Months Ended June 30, 2018

	Six Months Ended June 30,
(U.S. Dollars in thousands)	2019	2018
Net cash provided by (used in) operating activities	$82,021	$78,234
Net cash provided by (used in) investing activities	—	(15,386)
Net cash provided by (used in) financing activities	(81,308)	(63,823)
Effect of exchange rate changes on cash	4	(45)
Net increase in cash and cash equivalents	717	(1,019)
Cash and cash equivalents at the beginning of the period	41,712	46,104
Cash and cash equivalents at the end of the period	42,429	45,085

Net cash provided by operating activities

Net cash provided by operating activities increased by $3.8 million to $82.0 million in the six months ended June 30, 2019 compared to $78.2 million in the six months ended June 30, 2018. The increase was primarily due to higher earnings from the Anna Knutsen being included in the results of operations from March 1, 2018 and an increase in working capital.

Net cash used in investing activities

Net cash used in investing activities was $nil million in the six months ended June 30, 2019 compared to $15.4 million in the six months ended June 30, 2018. Net cash used in investing activities for the six months ended June 30, 2019 decreased compared to the six months ended June 30, 2018 because we had no vessel acquisitions in 2019.

Net cash used in financing activities

Net cash used in financing activities during the six months ended June 30, 2019 of $81.3 million mainly related to the following:

•                  Repayment of long-term debt of $41.7 million; and

•                  Payment of cash distributions of $39.7 million.

Net cash used in financing activities during the six months ended June 30, 2018 of $63.8 million mainly related to the following:

•                  Proceeds of $100 million from the refinancing of the Torill Knutsen credit facility ; and

•                  Proceeds from drawdowns under the two revolving credit facilities of $45.5 million.

This was offset by the following:

•                  Repayment of long-term debt of $146.0 million, of which $73.2 million was repaid in connection with refinancing of the Torill Knutsen credit facility ;

•                  Repayment of long-term debt from related parties of $22.5 million; and

•                  Payment of cash distributions of $39.7 million.

Borrowing Activities

Long-Term Debt

As of June 30, 2019, and December 31, 2018, the Partnership had the following debt amounts outstanding:

(U.S. Dollars in thousands)	Vessel	June 30, 2019	December 31, 2018
$320 million loan facility	Windsor Knutsen, Bodil Knutsen, Carmen Knutsen, Fortaleza Knutsen, Recife Knutsen, Ingrid Knutsen	$297,416	$312,472
$55 million revolving credit facility		26,279	26,279
Hilda loan facility	Hilda Knutsen	87,692	90,769
Torill loan facility	Torill Knutsen	91,667	95,000
$172.5 million loan facility	Dan Cisne, Dan Sabia	76,839	81,839
Raquel loan facility	Raquel Knutsen	60,569	63,184
Tordis loan facility	Tordis Knutsen	83,461	85,991
Vigdis loan facility	Vigdis Knutsen	84,726	87,256
Lena loan facility	Lena Knutsen	83,300	85,750
Brasil loan facility	Brasil Knutsen	60,423	63,454
Anna loan facility	Anna Knutsen	68,314	70,353
$25 million revolving credit facility		25,000	25,000
Total long-term debt		1,045,686	1,087,347
Less: current installments		85,845	109,534
Less: unamortized deferred loan issuance costs		2,560	2,608
Current portion of long-term debt		83,285	106,926
Amounts due after one year		959,841	977,813
Less: unamortized deferred loan issuance costs		6,161	7,448
Long-term debt, less current installments, and unamortized deferred loan issuance costs		$953,680	$970,365

The Partnership’s outstanding debt of $1,045.7 million as of June 30, 2019 is repayable as follows:

(U.S. Dollars in thousands)	Period repayment	Balloon repayment
Remainder of 2019	$42,873	$—
2020	85,945	—
2021	86,545	95,811
2022	71,210	236,509
2023	55,535	202,185
2024 and thereafter	15,180	153,893
Total	$357,288	$688,398

As of June 30, 2019, the interest rates on our loan agreements were LIBOR plus a fixed margin ranging from 1.8% to 2.4%.

$320 Million Term Loan Facility and $55 Million Revolving Credit Facility

In September 2018, the Partnership’s subsidiaries which own the Windsor Knutsen, the Bodil Knutsen, the Fortaleza Knutsen, the Recife Knutsen, the Carmen Knutsen and the Ingrid Knutsen (“the Vessels”), entered into new senior secured credit facilities (the “Multi-vessels Facility”) in order to refinance their existing long term bank debt. The Multi-vessels Facility consists of a term loan of $320 million and a $55 million revolving credit facility. The term loan is repayable in 20 consecutive quarterly installments, with a final payment at maturity in September 2023 of $177 million, which includes the balloon payment and last quarterly installment. The term loan bears interest at a rate per annum equal to LIBOR plus a margin of 2.125%. The revolving credit facility will mature in September 2023, and bears interest at LIBOR plus a margin of 2.125%. There is a commitment fee of 0.85% payable on the undrawn portion of the revolving credit facility. The loans are guaranteed by the Partnership and secured by mortgages on the Vessels. The Multi-vessels Facility refinanced the $220 million facility, the $35 million revolving credit facility, the Fortaleza and Recife loan facility and the Ingrid loan facility.

The Vessels, assignments of earnings, charterparty contracts and insurance proceeds are pledged as collateral for the Multi-vessel facility. The Partnership and the borrowers (except for the Partnership subsidiary that owns the Recife Knutsen and the Fortaleza Knutsen ) are guarantors, and the Multi-vessels Facility is secured by vessel mortgages on the Windsor Knutsen, the Bodil Knutsen, the Fortaleza Knutsen, the Recife Knutsen, the Carmen Knutsen and the Ingrid Knutsen.

The Multi-vessels Facility contains the following financial covenants:

•                  The aggregate market value of the Vessels shall not be less than 125% of the outstanding balance under the Multi-vessels Facility;

•                  Positive working capital of the borrowers and the Partnership;

•                  Minimum liquidity of the Partnership of $15 million plus increments of $1.5 million for each owned vessel with less than 12 months remaining tenor on its employment contract up to 8 vessels and $1 million for each owned vessel with less than 12 months remaining tenor on its employment contract up to 12 additional vessels in excess of 8 vessels;

•                  Minimum book equity ratio for the Partnership of 30%; and

•                  Minimum EBITDA to interest ratio for the Partnership of 2.50.

The Multi-vessels Facility also identifies various events that may trigger mandatory reduction, prepayment and cancellation of the facility, including total loss or sale of a vessel and customary events of default. As of June 30, 2019, the borrowers and the guarantors were in compliance with all covenants under this facility.

Hilda Loan Facility

In May 2017, the Partnership’s subsidiary, Knutsen Shuttle Tankers 14 AS, which owns the vessel Hilda Knutsen , entered into a new $100 million senior secured term loan facility with Mitsubishi UFJ Lease & Finance (Hong Kong) Limited (the “New Hilda Facility”). The New Hilda Facility replaced the $117 million loan facility, which was due to be paid in full in August 2018. The New Hilda Facility is repayable in 28 consecutive quarterly installments with a final payment at maturity of $58.5 million, which includes the balloon payment and last quarterly installment. The New Hilda Facility bears interest at a rate per annum equal to LIBOR plus a margin of 2.2%. The Partnership and KNOT Shuttle Tankers AS are the sole guarantors. The facility matures in May 2024.

The Hilda Facility contains the following primary financial covenants:

•                  Market value of the Hilda Knutsen shall not be less than 110% of the outstanding balance under the Hilda Facility for the first two years, 120% for the third and fourth year, and 125% thereafter;

•                  Positive working capital of the borrower and the Partnership;

•                  Minimum liquidity of the Partnership of $15 million plus increments of $1 million for each additional vessel acquired by the Partnership in excess of eight vessels and $1.5 million for each owned vessel with less than 12 months remaining tenor on its employment contract;

•                  Minimum book equity ratio for the Partnership of 30%; and

•                  Minimum EBITDA to interest ratio for the Partnership of 2.50.

The Hilda Facility also identifies various events that may trigger mandatory reduction, prepayment and cancellation of the facility, including total loss or sale of a vessel and customary events of default. As of June 30, 2019, the borrower and the guarantors were in compliance with all covenants under this facility.

Torill Loan Facility

In January 2018, the Partnership’s subsidiary, Knutsen Shuttle Tankers 15 AS, which owns the vessel Torill Knutsen , entered into a new $100 million senior secured term loan facility (the “Torill Facility”) with a consortium of banks, in which The Bank of Tokyo-Mitsubishi UFJ acted as agent. The Torill Facility replaced a $117 million secured loan facility, which was due to be paid in full in October 2018. The Torill Facility is repayable in 24 consecutive quarterly installments with a balloon payment of $60.0 million due at maturity. The Torill Facility bears interest at a rate per annum equal to LIBOR plus a margin of 2.1%. The facility will mature in January 2024 and is guaranteed by the Partnership.

The Torill Facility contains the following primary financial covenants:

•                  Market value of the Torill Knutsen shall not be less than 110% of the outstanding balance under the Torill Facility for the first two years, 120% for the third and fourth year, and 125% thereafter;

•                  Positive working capital of the borrower and the Partnership;

•                  Minimum liquidity of the Partnership of $15 million plus increments of $1.5 million for each owned vessel with less than 12 months remaining tenor on its employment contract up to 8 vessels and $1 million for each owned vessel with less than 12 months remaining tenor on its employment contract in excess of 8 vessels;

•                  Minimum book equity ratio for the Partnership of 30%; and

•                  Minimum EBITDA to interest ratio for the Partnership of 2.50.

The Torill Facility also identifies various events that may trigger mandatory reduction, prepayment and cancellation of the facility, including total loss or sale of a vessel and customary events of default. As of June 30, 2019, the borrower and the guarantors were in compliance with all covenants under this facility.

$172.5 Million Secured Loan Facility

In April 2014, KNOT Shuttle Tankers 20 AS and KNOT Shuttle Tankers 21 AS, the subsidiaries owning the Dan Cisne and Dan Sabia , as the borrowers, entered into a $172.5 million senior secured loan facility. In connection with the Partnership’s acquisition of the Dan Cisne , in December 2014, the $172.5 million senior secured loan facility was split into a tranche related to the Dan Cisne (the “Dan Cisne Facility”) and a tranche related to Dan Sabia (the “Dan Sabia Facility”).

The Dan Cisne Facility and the Dan Sabia Facility are guaranteed by the Partnership and secured by a vessel mortgage on the Dan Cisne and Dan Sabia . The Dan Cisne Facility and the Dan Sabia Facility bear interest at LIBOR plus a margin of 2.4% and are repayable in semiannual installments with a final balloon payment due at maturity in September 2023 and January 2024, respectively.

The Dan Cisne Facility and Dan Sabia Facility contain the following financial covenants:

•                  Market value of each of the Dan Cisne and Dan Sabia shall not be less than 100% of the outstanding balance under the Dan Cisne Facility and Dan Sabia Facility, respectively, for the first three years, and 125% thereafter;

•                  Minimum liquidity of the Partnership of $15 million plus increments of $1 million for each additional vessel acquired by the Partnership in excess of eight vessels and $1.5 million for each owned vessel with less than 12 months remaining tenor on its employment contract; and

•                  Minimum book equity ratio for the Partnership of 30%.

The facility also identifies various events that may trigger mandatory reduction, prepayment and cancellation of the facility, including total loss or sale of a vessel and customary events of default. As of June 30, 2019, the borrowers and the guarantor were in compliance with all covenants under this facility.

Raquel Loan Facility

In December 2014, Knutsen Shuttle Tankers 19 AS, the subsidiary owning the Raquel Knutsen , as the borrower, entered into a secured loan facility in an aggregate amount of $90.0 million (the “Raquel Facility”). The Raquel Facility is repayable in quarterly installments with a final balloon payment of $30.5 million due at maturity in March 2025. The Raquel Facility bears interest at an annual rate equal to LIBOR plus a margin of 2.0%. The facility is secured by a vessel mortgage on the Raquel Knutsen . The Raquel Knutsen , assignments of earnings, charterparty contracts and insurance proceeds are pledged as collateral for the Raquel Facility. The Partnership and KNOT Shuttle Tankers AS are the sole guarantors.

The Raquel Facility contains the following financial covenants:

•                  Market value of the Raquel Knutsen shall not be less than 100% of the of the outstanding balance under the Raquel Facility for the first three years, and 125% thereafter;

•                  Minimum liquidity of the Partnership of $15 million plus increments of $1 million for each additional vessel acquired by the Partnership in excess of eight vessels and $1.5 million for each owned vessel with less than 12 months remaining tenor on its employment contract; and

•                  Minimum book equity ratio for the Partnership of 30%.

The Raquel Facility also identifies various events that may trigger mandatory reduction, prepayment and cancellation of the facility, including total loss or sale of a vessel and customary events of default. As of June 30, 2019, the borrower and the guarantors were in compliance with all covenants under this facility.

Tordis Loan Facility

In April 2015, KNOT Shuttle Tankers 24 AS, the subsidiary owning the Tordis Knutsen, as the borrower, entered into a secured loan facility (the “Tordis Facility”). As of the time of the acquisition of the Tordis Knutsen on March 1, 2017, the aggregate amount outstanding under the facility was $114.4 million. The Tordis Facility is repayable in quarterly installments with a final balloon payment of $70.8 million due at maturity in November 2021. The Tordis Facility bears interest at an annual rate equal to LIBOR plus a margin of 1.9%. The facility is secured by a vessel mortgage on the Tordis Knutsen . The Tordis Knutsen , assignments of earnings, charterparty contracts and insurance proceeds are pledged as collateral for the Tordis Facility. The Partnership and KNOT Shuttle Tankers AS are the sole guarantors.

The Tordis Facility contains the following financial covenants:

•                  Aggregate market value of the Tordis Knutsen, the Vigdis Knutsen and the Lena Knutsen shall not be less than 130% of the aggregate outstanding balance under the Tordis Facility, the Vigdis Facility and the Lena Facility at any time;

•                  Positive working capital of the borrower and the Partnership;

•                  Minimum liquidity of the Partnership of $15 million plus increments of $1.5 million for each owned vessel with less than 12 months remaining tenor on its employment contract up to 8 vessels and $1 million for each owned vessel with less than 12 months remaining tenor on its employment contract in excess of 8 vessels;

•                  Minimum book equity ratio for the Partnership of 30%; and

•                  Minimum EBITDA to interest ratio for the Partnership of 2.50.

The Tordis Facility also identifies various events that may trigger mandatory reduction, prepayment and cancellation of the facility, including total loss or sale of a vessel and customary events of default. As of June 30, 2019, the borrower and the guarantors were in compliance with all covenants under this facility.

Vigdis Loan Facility

In April 2015, KNOT Shuttle Tankers 25 AS, the subsidiary owning the Vigdis Knutsen, as the borrower, entered into a secured loan facility (the “Vigdis Facility”). The Vigdis Facility is repayable in quarterly installments with a final balloon payment of $70.8 million due at maturity in February 2022. The Vigdis Facility bears interest at an annual rate equal to LIBOR plus a margin of 1.9%. The facility is secured by a vessel mortgage on the Vigdis Knutsen . The Vigdis Knutsen, assignments of earnings, charterparty contracts and insurance proceeds are pledged as collateral for the Vigdis Facility. The Partnership and KNOT Shuttle Tankers AS are the sole guarantors.

The Vigdis Facility contains the following financial covenants:

•                  Aggregate market value of the Tordis Knutsen, the Vigdis Knutsen and the Lena Knutsen shall not be less than 130% of the aggregate outstanding balance under the Tordis Facility, the Vigdis Facility and the Lena Facility at any time;

•                  Positive working capital of the borrower and the Partnership;

•                  Minimum liquidity of the Partnership of $15 million plus increments of $1.5 million for each owned vessel with less than 12 months remaining tenor on its employment contract up to 8 vessels and $1 million for each owned vessel with less than 12 months remaining tenor on its employment contract in excess of 8 vessels;

•                  Minimum book equity ratio for the Partnership of 30%; and

•                  Minimum EBITDA to interest ratio for the Partnership of 2.50.

The Vigdis Facility also identifies various events that may trigger mandatory reduction, prepayment and cancellation of the facility, including total loss or sale of a vessel and customary events of default. As of June 30, 2019, the borrower and the guarantors were in compliance with all covenants under this facility.

Lena Loan Facility

In April 2015, KNOT Shuttle Tankers 26 AS, the subsidiary owning the Lena Knutsen , as the borrower, entered into a secured loan facility (the “Lena Facility”). The Lena Facility is repayable in quarterly installments with a final balloon payment of $68.6 million due at maturity in June 2022. The Lena Facility bears interest at an annual rate equal to LIBOR plus a margin of 1.9%. The facility is secured by a vessel mortgage on the Lena Knutsen . The Lena Knutsen , assignments of earnings, charterparty contracts and insurance proceeds are pledged as collateral for the Lena Facility. The Partnership and KNOT Shuttle Tankers AS are the sole guarantors.

The Lena Facility contains the following financial covenants:

•                  Aggregate market value of the Tordis Knutsen, the Vigdis Knutsen and the Lena Knutsen shall not be less than 130% of the aggregate outstanding balance under the Tordis Facility, the Vigdis Facility and the Lena Facility at any time;

•                  Positive working capital of the borrower and the Partnership;

•                  Minimum liquidity of the Partnership of $15 million plus increments of $1.5 million for each owned vessel with less than 12 months remaining tenor on its employment contract up to 8 vessels and $1 million for each owned vessel with less than 12 months remaining tenor on its employment contract in excess of 8 vessels;

•                  Minimum book equity ratio for the Partnership of 30%; and

•                  Minimum EBITDA to interest ratio for the Partnership of 2.50.

The Lena Facility also identifies various events that may trigger mandatory reduction, prepayment and cancellation of the facility, including total loss or sale of a vessel and customary events of default. As of June 30, 2019, the borrower and the guarantors were in compliance with all covenants under this facility.

Brasil Loan Facility

In June 2017, KNOT Shuttle Tankers 32 AS, the subsidiary owning the Brasil Knutsen , as the borrower, entered into a secured loan facility (the “Brasil Facility”). The Brasil Facility is repayable in quarterly installments with a final balloon payment of $40.0 million due at maturity in July 2022. The Brasil Facility bears interest at an annual rate equal to LIBOR plus a margin of 2.3%. The facility is secured by a vessel mortgage on the Brasil Knutsen . The Brasil Knutsen , assignments of earnings, charterparty contracts and insurance proceeds are pledged as collateral for the Brasil Facility. The Partnership and KNOT Shuttle Tankers AS are the sole guarantors.

The Brasil Facility contains the following financial covenants:

•                  Market value of the Brasil Knutsen shall not be less than 125% of the of the outstanding balance under the Brasil Facility for the first four years, and 135% thereafter;

•                  Positive working capital of the borrower and the Partnership;

•                  Minimum liquidity of the Partnership of $15 million plus increments of $1.5 million for each owned vessel with less than 12 months remaining tenor on its employment contract up to a total of eight (8) vessels and $1 million for each owned vessel with less than 12 months remaining tenor on its employment contract up to a total of twelve (12) vessels;

•                  Minimum book equity ratio for the Partnership of 30%; and

•                  Minimum EBITDA to interest ratio for the Partnership of 2.50.

The Brasil Facility also identifies various events that may trigger mandatory reduction, prepayment and cancellation of the facility, including total loss or sale of a vessel and customary events of default. As of June 30, 2019, the borrower and the guarantors were in compliance with all covenants under this facility.

Anna Loan Facility

In September 2016, KNOT Shuttle Tankers 30 AS, the subsidiary owning the Anna Knutsen, as the borrower, entered into a secured loan facility (the “Anna Facility”). The Anna Facility is repayable in quarterly installments with a final balloon payment of $57.1 million due at maturity in March 2022. The Anna Facility bears interest at an annual rate equal to LIBOR plus a margin of 2.0%. The facility is secured by a vessel mortgage on the Anna Knutsen . The Anna Knutsen , assignments of earnings, charterparty contracts and insurance proceeds are pledged as collateral for the Anna Facility. The Partnership and KNOT Shuttle Tankers AS are the sole guarantors

The Anna Facility contains the following financial covenants:

•                  Market value of the Anna Knutsen shall not be less than 130% of the aggregate outstanding balance under the Anna Facility at any time;

•                  Positive working capital of the borrower and the Partnership;

•                  Minimum liquidity of the Partnership of $15 million plus increments of $1.5 million for each owned vessel with less than 12 months remaining tenor on its employment contract up to 8 vessels and $1 million for each owned vessel with less than 12 months remaining tenor on its employment contract in excess of 8 vessels;

•                  Minimum book equity ratio for the Partnership of 30%; and

•                  Minimum EBITDA to interest ratio for the Partnership of 2.50.

The Anna Facility also identifies various events that may trigger mandatory reduction, prepayment and cancellation of the facility, including total loss or sale of a vessel and customary events of default. As of June 30, 2019, the borrower and the guarantors were in compliance with all covenants under this facility.

$25 Million Revolving Credit Facility

On June 28, 2019, KNOT Shuttle Tankers AS extended the maturity of its unsecured revolving credit facility of $25 million with NTT Finance Corporation. The facility matures in August 2021, bears interest at LIBOR plus a margin of 1.8% and has a commitment fee of 0.5% on the undrawn portion of the facility. The commercial terms of the facility are unchanged from the facility entered into in June 2017 with NTT Finance Corporation.

Derivative Instruments and Hedging Activities

We use derivative instruments to reduce the risks associated with fluctuations in interest rates. We have a portfolio of interest rate swap contracts that exchange or swap floating rate interest to fixed rates, which, from a financial perspective, hedges our obligations to make payments based on floating interest rates. As of June 30, 2019, the Partnership’s net exposure to floating interest rate fluctuations on its outstanding debt was approximately $431.8 million based on total interest-bearing debt outstanding of $1,045.7 million, less interest rate swaps of $571.5 million and less cash and cash equivalents of $42.4 million. Our interest rate swap contracts mature between July 2020 and August 2027. Under the terms of the interest rate swap agreements, we will receive from the counterparty interest on the notional amount based on three-month and six-month LIBOR and will pay to the counterparty a fixed rate. For the interest rate swap agreements above, we will pay to the counterparty a weighted average interest rate of 1.88%.

We enter into foreign exchange forward contracts in order to manage our exposure to the risk of movements in foreign currency exchange rate fluctuations. As of June 30, 2019, the total contract amount in foreign currency of our outstanding foreign exchange forward contracts that were entered into to economically hedge our outstanding future payments in currencies other than the U.S. Dollar was NOK 169.0 million. We do not apply hedge accounting for derivative instruments.

Contractual Obligations

The following table summarizes our long-term contractual obligations as of June 30, 2019:

	Payments Due by Period
(U.S. Dollars in thousands)	Total	Less than 1 Year	1-3 Years	4-5 Years	More than 5 Years
Long-term debt	$1,045,686	$85,845	$460,596	$464,823	$34,422
Interest commitments on long-term debt (1)	155,792	47,172	77,552	30,350	718
Interest rate swaps (2)	(5,516)	(922)	475	(3,171)	(1,898)
Total	$1,195,962	$132,095	$538,623	$492,002	$33,242

(1)                   The long-term debt obligations have been calculated assuming interest rates based on the 6-month LIBOR as of June 30, 2019, plus the applicable margin for all periods presented.

(2)                   We have entered into interest rate swap contracts and under the terms of the interest rate swap contracts, we receive LIBOR-based variable interest and payments and make fixed interest rate payments. The interest commitments on interest rate swaps have been calculated assuming interest rates based on the 6-month LIBOR as of June 30, 2019.

Off-Balance Sheet Arrangements

Currently, we do not have any off-balance sheet arrangements.

Critical Accounting Estimates

The preparation of the unaudited condensed consolidated interim financial statements requires us to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses and related disclosures about contingent assets and liabilities. We base these estimates and assumptions on historical experience and on various other information and assumptions that we believe to be reasonable. Our critical accounting estimates are important to the portrayal of both our financial condition and results of operations and require us to make subjective or complex assumptions or estimates about matters that are uncertain. For a description of our material accounting policies that involve higher degree of judgment, please read Note 2—Summary of Significant Accounting Policies of our consolidated financial statements included in our 2018 20-F filed with the SEC.

Quantitative and Qualitative Disclosures About Market Risk

We are exposed to various market risks, including interest rate, foreign currency exchange rate and concentration of credit risks. Historically, we have entered into certain derivative instruments and contracts to maintain the desired level of exposure arising from interest rate and certain foreign currency exchange rate risks. Our policy is to economically hedge our exposure to risks, where possible, within boundaries deemed appropriate by management.

Interest Rate Risk

A portion of our debt obligations and surplus funds placed with financial institutions are subject to movements in interest rates. It is our policy to obtain the most favorable interest rates available without increasing our foreign currency exposure. In keeping with this, our surplus funds may in the future be placed in fixed deposits with reputable financial institutions that yield better returns than bank deposits. The deposits generally have short-term maturities so as to provide us with the flexibility to meet working capital and capital investments.

We have historically used interest rate swap contracts to manage our exposure to interest rate risks. Interest rate swap contracts were used to convert floating rate debt obligations based on LIBOR to a fixed rate in order to achieve an overall desired position of fixed and floating rate debt. The extent to which interest rate swap contracts are used is determined by reference to our net debt exposure and our views regarding future interest rates. Our interest rate swap contracts do not qualify for hedge accounting, and movements in their fair values are reflected in the statements of operations under “Realized and unrealized gain (loss) on derivative instruments.” Interest rate swap contracts that have a positive fair value are recorded as “Other current assets,” while swaps with a negative fair value are recorded as “Derivative liabilities.”

As of June 30, 2019, we were party to interest rate swap contracts with a combined notional amount of approximately $571.5 million. Under the terms of the interest rate swap contracts, we receive LIBOR-based variable interest rate payments and make fixed interest rate payments at fixed rates between 1.38% per annum and 2.90% per annum for all periods. The interest rate swap contracts mature between July 2020 and August 2027. The notional amount and fair value of our interest rate swap contracts recognized as net derivative liabilities as of June 30, 2019 are as follows:

	June 30, 2019
(U.S. Dollars in thousands)	Notional Amount	Fair Value (asset)
Interest rate swap contracts	$571,496	$2,676

As of June 30, 2019, our net exposure to floating interest rate fluctuations on our outstanding debt was approximately $431.8 million based on total interest-bearing debt outstanding of $1,045.7 million, less interest rate swaps of $571.5 million and less cash and cash equivalents of $42.4 million. A 1% change in short-term interest rates would result in an increase or decrease to our interest expense of approximately $4.3 million on an annual basis as of June 30, 2019.

Foreign Currency Exchange Rate Risk

We and our subsidiaries have the U.S. Dollar as our functional and reporting currency, because all of our revenues and the majority of our expenditures, including the majority of our investments in vessels and our financing transactions, are denominated in U.S. Dollars. We could, however, earn revenue in other currencies, and we currently incur a portion of our expenses in other currencies. Therefore, there is a risk that currency fluctuations could have an adverse effect on the value of our cash flows.

Our foreign currency risk arises from:

•                  the measurement of monetary assets and liabilities denominated in foreign currencies converted to U.S. Dollars, with the resulting gain or loss recorded as “Net loss on foreign currency transactions;” and

•                  the impact of fluctuations in exchange rates on the reported amounts of our revenues, if any, and expenses that are denominated in foreign currencies.

As of June 30, 2019, we had entered into foreign exchange forward contracts, selling a total notional amount of $20.0 million against NOK at an average exchange rate of NOK 8.45 per 1 U.S. Dollar, which are economic hedges for certain vessel operating expenses and general expenses in NOK. We did not apply hedge accounting to our foreign exchange forward contracts.

Concentration of Credit Risk

The market for our services is the offshore oil transportation industry, and our customers consist primarily of major oil and gas companies, independent oil and gas producers and government-owned oil companies. As of June 30, 2019, and December 31, 2018, seven customers accounted for substantially all of our revenues. Ongoing credit evaluations of our customers are performed and generally do not require collateral in our business agreements. Typically, under our time charters and bareboat charters, the customer pays for the month’s charter the first day of each month, which reduces our level of credit risk. Provisions for potential credit losses are maintained when necessary.

We have bank deposits that expose us to credit risk arising from possible default by the counterparty. We manage the risk by using credit-worthy financial institutions.

Retained Risk

For a description of our insurance coverage, including the risks retained by us related to our insurance policies, please read “Item 4. Information on the Partnership—Business Overview—Risk of Loss, Insurance and Risk Management” in our 2018 20-F.

Risk Factors

In addition to the other information set forth below and elsewhere in this Report on Form 6-K, you should carefully consider the risk factors discussed in “Item 3. Key Information—Risk Factors” in our 2018 20-F, which could materially affect our business, financial condition or results of operations.

Because we and KNOT UK are Marshall Islands entities, our operations may be subject to economic substance requirements of the European Union, which could harm our business.

On December 5, 2017, following an assessment of the tax policies of various countries by the Code of Conduct Group for Business Taxation of the European Union (the “COCG”), the Council of the European Union (the “Council”) approved and published Council conclusions containing a list of “non-cooperative jurisdictions” for tax purposes (the “2017 Conclusions”). On March 12, 2019, the Council adopted a revised list of non-cooperative jurisdictions (the “2019 Conclusions”). In the 2019 Conclusions, the Republic of the Marshall Islands, among others, was placed by the E.U. on its list of non-cooperative jurisdictions for tax purposes for failing to implement certain commitments previously made to the E.U. by the agreed deadline. E.U. member states have agreed upon a set of measures, which they can choose to apply against the listed countries, including increased monitoring and audits, withholding taxes, special documentation requirements and anti-abuse provisions. The European Commission has stated it will continue to support member states’ efforts to develop a more coordinated approach to sanctions for the listed countries in 2019. E.U. legislation prohibits E.U. funds from being channeled or transited through entities in non-cooperative jurisdictions. In July 2019, the Registrar of Corporations for the Republic of the Marshall Islands announced that the Republic of the Marshall Islands expects to be removed from the blacklist following the September and October meetings of the EU Code of Conduct Group and the Economic and Financial Affairs Council. However, it is not assured that such removal will occur at that time, or at all.

We are a Marshall Islands partnership and KNOT UK is a Marshall Islands limited liability company. At present, the impact of being included on the list of non-cooperative jurisdictions for tax purposes is unclear. New regulations adopted in the Marshall Islands (which came into force on January 1, 2019) require certain entities that carry out particular activities to comply with an economic substance test whereby the entity must show that it (i) is directed and managed in the Marshall Islands in relation to that relevant activity, (ii) carries out core income-generating activity in relation to that relevant activity in the Marshall Islands and (iii) having regard to the level of relevant activity carried out in the Marshall Islands has (a) an adequate amount of expenditures in the Marshall Islands, (b) adequate physical presence in the Marshall Islands and (c) an adequate number of qualified employees in the Marshall Islands.

If we fail to comply with our obligations under this legislation or any similar law applicable to us in any other jurisdictions, we could be subject to financial penalties and spontaneous disclosure of information to foreign tax officials, or could be struck from the register of companies. Any of the foregoing could be disruptive to our business and could have a material adverse effect on our business, financial conditions and operating results

We do not know: if the E.U. will remove the Marshall Islands from the list of non-cooperative jurisdictions; what additional actions the Marshall Islands may take, if any, to remove itself from the list; how quickly the E.U. will react to changes in legislation of the Marshall Islands; or how E.U. banks or other counterparties will react while we or KNOT UK remain as entities organized and existing under the laws of the Marshall Islands. The effect of the E.U. list of non-cooperative jurisdictions, and any noncompliance by us with legislation adopted by the Marshall Islands to achieve removal from the list, could have a material adverse effect on our business, financial conditions and operating results.

FORWARD-LOOKING STATEMENTS

This Report on Form 6-K contains certain forward-looking statements concerning future events and our operations, performance and financial condition and assumptions related thereto. Forward-looking statements include, without limitation, any statement that may predict, forecast, indicate or imply future results, performance or achievements, and may contain the words “believe,” “anticipate,” “expect,” “estimate,” “project,” “will be,” “will continue,” “will likely result,” “plan,” “intend” or words or phrases of similar meanings. These statements involve known and unknown risks and are based upon a number of assumptions and estimates that are inherently subject to significant uncertainties and contingencies, many of which are beyond our control. Actual results may differ materially from those expressed or implied by such forward-looking statements. Forward-looking statements include statements with respect to, among other things:

•                  market trends in the shuttle tanker or general tanker industries, including hire rates, factors affecting supply and demand, and opportunities for the profitable operations of shuttle tankers;

•                  KNOT’s and our ability to build shuttle tankers and the timing of the delivery and acceptance of any such vessels by their respective charterers;

•                  forecasts of our ability to make or increase distributions on our common units and to make distributions on the Series A Preferred Units and the amount of any such distributions;

•                  our ability to integrate and realize the expected benefits from acquisitions.

•                  our anticipated growth strategies;

•                  the effects of a worldwide or regional economic slowdown;

•                  turmoil in the global financial markets;

•                  fluctuations in currencies and interest rates;

•                  fluctuations in the price of oil;

•                  general market conditions, including fluctuations in hire rates and vessel values;

•                  changes in our operating expenses, including drydocking and insurance costs and bunker prices;

•                  our future financial condition or results of operations and future revenues and expenses;

•                  the repayment of debt and settling of any interest rate swaps;

•                  our ability to make additional borrowings and to access debt and equity markets;

•                  planned capital expenditures and availability of capital resources to fund capital expenditures;

•                  our ability to maintain long-term relationships with major users of shuttle tonnage;

•                  our ability to leverage KNOT’s relationships and reputation in the shipping industry;

•                  our ability to purchase vessels from KNOT in the future;

•                  our continued ability to enter into long-term charters, which we define as charters of five years or more;

•                  our ability to maximize the use of our vessels, including the re-deployment or disposition of vessels no longer under long-term charter;

•                  the financial condition of our existing or future customers and their ability to fulfill their charter obligations;

•                  timely purchases and deliveries of newbuilds;

•                  future purchase prices of newbuilds and secondhand vessels;

•                  any impairment of the value of our vessels;

•                  our ability to compete successfully for future chartering and newbuild opportunities;

•                  acceptance of a vessel by its charterer;

•                  termination dates and extensions of charters;

•                  the expected cost of, and our ability to comply with, governmental regulations, maritime self-regulatory organization standards, as well as standard regulations imposed by our charterers applicable to our business;

•                  availability of skilled labor, vessel crews and management;

•                  our general and administrative expenses and fees and expenses payable under the technical management agreements, the management and administration agreements and the administrative services agreement;

•                  the anticipated taxation of KNOT Offshore Partners and distributions to our unitholders;

•                  estimated future maintenance and replacement capital expenditures;

•                  Marshall Islands economic substance requirements;

•                  our ability to retain key employees;

•                  customers’ increasing emphasis on environmental and safety concerns;

•                  potential liability from any pending or future litigation;

•                  potential disruption of shipping routes due to accidents, political events, piracy or acts by terrorists;

•                  future sales of our securities in the public market;

•                  our business strategy and other plans and objectives for future operations; and

•                  other factors listed from time to time in the reports and other documents that we file with the SEC.

Forward-looking statements in this Report on Form 6-K are based upon management’s current plans, expectations, estimates, assumptions and beliefs concerning future events impacting us and therefore involve a number of risks and uncertainties, including those risks discussed in this Form 6-K and our 2018 20-F. New factors emerge from time to time, and it is not possible for us to predict all of these factors. Further, we cannot assess the impact of each such factor on our business or the extent to which any factor, or combination of factors, may cause actual results to be materially different from those contained in any forward-looking statement. We do not intend to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in our expectations with respect thereto or any change in events, conditions or circumstances on which any such statement is based.

EXHIBITS

The following exhibits are filed as part of this report:

Exhibit Number	Description

101

The following financial information from KNOT Offshore Partners LP’s Report on Form 6-K for the quarter ended June 30, 2019 formatted in XBRL (eXtensible Business Reporting Language):

(i) Unaudited Condensed Consolidated Statements of Operations for the Three and Six Months Ended June 30, 2019 and 2018;

(ii) Unaudited Condensed Consolidated Statements of Comprehensive Income for the Three and Six Months Ended June 30, 2019 and 2018;

(iii) Unaudited Condensed Consolidated Balance Sheets as of June 30, 2019 and December 31, 2018;

(iv) Unaudited Condensed Consolidated Statements of Changes in Partners’ Capital for the Three and Six Months Ended June 30, 2019 and 2018;

(v) Unaudited Condensed Consolidated Statements of Cash Flows for the Six Months Ended June 30, 2019 and 2018; and

(vi) Notes to Unaudited Condensed Consolidated Financial Statements.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

KNOT OFFSHORE PARTNERS LP

Date: August 28, 2019	By:	/s/ Gary Chapman
		Name:	Gary Chapman
		Title:	Chief Executive Officer and Chief Financial Officer